

Precision Castparts Corp.

COMMITTED TO EXCELLENCE





2005 ANNUAL REPORT



PRECISION CASTPARTS CORP.

Precision Castparts Corp. (PCC, or the Company), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings, and fastener/fastener systems for critical aerospace and power generation applications. The Company also provides:

- investment castings and forgings for general industrial, automotive, armament, medical, and other applications;
- fasteners for automotive and general industrial markets;
- specialty alloys, waxes, and metal processing solutions for the investment casting industry;
- low-pressure, gravity-independent sewage collection systems for residential installation;
- utility systems for the protection and performance optimization of electric power generation equipment;
- metal-injection-molded and ThixoFormed™ parts for automotive and other markets;
- metal-matrix-composite components for the electronics, transportation, and communications industries;
- refiner plates, screen cylinders, refiner rebuilds, and other products for the pulp and paper industry; and
- metalworking tools for the fastener market and other applications.

PCC is distinguished by preeminent leadership in the markets it serves, the high degree of proprietary technology and technical expertise inherent in its product lines, outstanding management of complex manufacturing processes, and close attention to the creation of shareholder value. The Company continues to invest in the growth of its core and derivative businesses by expanding market share and creating new market opportunities, while seeking appropriate acquisitions through which this growth may be enhanced.

FINANCIAL HIGHLIGHTS

(in millions, except per share data, shareholders and employees)	Fiscal 2005	Fiscal 2004	% Change
Net sales	$ 2,919.0	$ 1,913.1	53%
Net income from continuing operations	$ 239.5	$ 126.9	89%
Net (loss) income	$ (1.7)	$ 117.9	-101%
Return on sales from continuing operations	8.2%	6.6%	24%
Return on beginning shareholders' investment from continuing operations	14.0%	12.0%	17%
Net income from continuing operations per share (basic)	$ 3.67	$ 2.25	63%
Net (loss) income per share (basic)	$ (0.03)	$ 2.09	-101%
Net income from continuing operations per share (diluted)	$ 3.60	$ 2.20	64%
Net (loss) income per share (diluted)	$ (0.03)	$ 2.05	-101%
Average shares of common stock outstanding:			
Basic	65.3	56.4	16%
Diluted	66.5	57.6	15%
Number of shareholders of record	5,633	5,429	4%
Number of employees[1]	15,384	16,672	-8%
Fourth Quarter			
Net sales	$ 809.5	$ 637.0	27%
Net income from continuing operations	$ 69.7	$ 41.1	70%
Net income	$ 66.0	$ 41.3	60%
Net income from continuing operations per share (basic)	$ 1.06	$ 0.64	66%
Net income per share (basic)	$ 1.00	$ 0.64	56%
Net income from continuing operations per share (diluted)	$ 1.04	$ 0.63	65%
Net income per share (diluted)	$ 0.98	$ 0.63	56%

[1] *Includes employees of discontinued operations*

Cover photos (from top, left to right): Kelly Stewart, Tony Scalfaro, and Chris Labrum/Fastener Products; Rafe Kalinowski / J&L Fiber Services; Vickey Lootawan/E/One; Vivek Kumar/PCC Precision Tool Group; Henry Pénalver/PCC France; Steve Taylor/Wyman-Gordon Forgings; Tom O'Brien/PCC Airfoils; Pauline Encinia/Advanced Forming Technology; Contractor, Kevin Archer with PCC's Paul Schantz/Specialty Materials and Alloys


SEC MAIL PROCESSING
RECEIVED
JUL 06 2005
WASH, D.C.
209
SECTION

COMMITTED TO EXCELLENCE

Commitment to excellence at Precision Castparts Corp. (PCC)

is our base belief.

Excellence defines the high quality and skilled workmanship

in our castings, forgings, fasteners, and general industrial products.

It is at the core of our customer relationships, central to

our uncompromising dedication

to meeting or beating our customer expectations, driving us to

take out cost quarter after quarter,

directing our unwavering focus on improving our position

as the preeminent component supplier in every end market we serve.



Mark Donegan, chairman and chief executive officer of Precision Castparts Corp., stands in front of PCC Structurals' newest master metal furnace in Portland, Oregon. PCC produces 100 percent of its ingot requirements for investment casting.

Constantly striving to ever higher levels of excellence presents an awesome challenge, one not for the faint of heart. We compete in a tough world. We accept the challenge; in fact, we relish it. Over the past three years, while our major markets faced the most severe downturn in history, we rallied and maintained solid operating margins through these tough times. PCC employees at every level of our organization set high standards and attained them, then moved the bar still higher. Complacency was not an option. No one sat back and gave in; everyone contributed to winning in the worst of times. And these tireless efforts continued to pay off in many different ways: customer confidence, market share gains, and a strong shareholder base with a firm belief in our ability to deliver solid, consistent results.

In fiscal 2005, this belief was more than justified. Firmly positioned to take full advantage of robust growth in our major end markets and to exploit fresh opportunities for expansion, your company delivered record sales, operating income, and earnings per share (EPS) from continuing operations. Annual sales totaled $2,919.0 million, a 52.6 percent increase over previous year sales of $1,913.1 million. While the SPS acquisition contributed significantly to this year-over-year growth, we also saw a more than 20 percent increase in our base business, driven by major share gains and improving market conditions. Consolidated segment operating income grew by more than 53.0 percent, from $274.2 million in fiscal 2004 to $420.3 million this year. At year's end, we delivered a record EPS from continuing operations of $3.60 (diluted based on 66.5 million shares outstanding), a 63.6 percent jump over last year's EPS



At PCC France's facility in Ogeu-les-Bains, France, Henry Pénalver, part development engineer, uses a recently acquired arm control station to perform final dimensional inspection on an Airbus A380 secondary pylon structural fitting. (Inset) Airbus has selected PCC France to manufacture a variety of complex titanium castings for the new A380, including this kit of six ribs and two fittings for the aircraft's primary and secondary pylon structure.

INVESTMENT CAST PRODUCTS



Ross Lienhart,
President,
PCC Structurals

PCC Structurals

The Company's structural business includes large and small castings for aerospace, land-based turbine, airframe, armament, medical, nuclear, locomotive, and other general industrial applications.

- PCC Structurals manufactures the largest diameter stainless steel, nickel-based superalloy, and titanium investment castings in the world.
- These castings are stationary components that form portions of the fan, compressor, combustor, and turbine sections of a jet aircraft engine, and they are designed to last for the life of the engine.
- In recent years, the business has made major strides in diversifying into non-aerospace markets, particularly industrial gas turbines.
- This business segment also includes the production of aluminum castings, which are gaining increased acceptance in the aerospace industry for use in critical airframe and missile structures.

MARKETS SERVED:

Aircraft Engines
Airframes
Armament
Power Generation
Medical
General Industrial
Automotive

MANUFACTURING LOCATIONS:

San Leandro, California
Groton, Connecticut
Ogeu-les-Bains, France
Carson City, Nevada
Tilton, New Hampshire
Clackamas, Oregon
Milwaukie, Oregon
Portland, Oregon (2)
Redmond, Oregon
Richburg, South Carolina
Franklin, New Hampshire

NUMBER OF EMPLOYEES:

3,600



Mike Beffel, Vice president, PCC Airfoils

Ken Buck, Vice president, PCC Airfoils

PCC Airfoils

PCC Airfoils provides rotating turbine blades and stationary turbine vanes, both new and replacement parts, for jet aircraft engines and land-based industrial gas turbines (IGT) designed for electrical power generation.

- Because turbine temperatures may exceed 2,400 degrees Fahrenheit, these airfoils must be made of special nickel-based superalloys with complex, internal cooling passages and manufactured to exact tolerances.
- The IGT airfoils are generally larger than those for aircraft engines and more difficult to cast.
- The business also machines jet engine and IGT blades and vanes.

MARKETS SERVED:

Aircraft Engines
General Industrial
Power Generation

MANUFACTURING LOCATIONS:

Wigston (Leicester), England
Yeadon (Leeds), England (2)
Douglas, Georgia
Merida, Mexico
Sanford, North Carolina
Cleveland, Ohio
Crooksville, Ohio
Eastlake, Ohio
Mentor, Ohio
Minerva, Ohio
Wickliffe, Ohio

NUMBER OF EMPLOYEES:

3,400

of $2.20 (diluted, based on 57.6 million shares outstanding). Mirroring these signs of renewed strength, PCC's stock price increased 72.9 percent, climbing from $43.95 at the beginning of the fiscal year to $76.00 at its close.

By any measure, it was an eventful year on multiple fronts. Among the significant growth drivers during fiscal 2005 were replacement parts for industrial gas turbine (IGT) applications, which helped to propel our sales to historic levels. The dynamic, upward trajectory in the IGT aftermarket sales was never a matter of "if," but only a matter of "when." After many years of continuous or peaking service, these natural-gas-fired power plants now require hot section replacement. In addition, PCC's share of the available IGT business has more than doubled since 2001, which boosts the aftermarket opportunity even further. Over the course of the next year, we are adding capacity in our dedicated IGT facilities to handle the additional volume. On the OEM front, while domestic IGT production has basically been flat, we continue to see



Linda Hobbs, quality lead inspector, uses the new Laué X-ray equipment at PCC Mentor (Ohio) to check the primary grain boundaries on a single crystal (SX) industrial gas turbine bucket. While assuring that SX airfoils will meet increasingly demanding metallurgical requirements, the Laué is the only equipment capable of inspecting the much larger airfoils in advanced turbines being developed for future applications.



Specialty Materials and Alloys relocated its Argüeso wax operation to Muskegon, Michigan, in fiscal 2005 to improve its strategic geographical location and to enable expansion in the future. Here, Bernie Perez (right) gives pointers to Eric Yagerlener on how to operate the new Sandvik wax pelletizer.

stable growth in the international marketplace, where we have higher dollar content.

Aerospace Growth

Aerospace sales are also on a steady growth curve. Aftermarket growth traditionally precedes an OEM recovery, and we saw strong airfoil and turbine disc replacement sales early in fiscal 2005. On top of that, however, more than 2,000 aircraft entered the world fleet in the two years preceding September 11th and are now just entering their initial round of hot section maintenance, spurring aftermarket sales throughout the remainder of the fiscal year, with further strong growth ahead. In addition, Airbus and Boeing build rates have begun to accelerate, and that increase has driven heightened production throughout our operations: structural and airfoil castings, forgings, fasteners, machining, alloys, and waxes. Compounding these growth rates are the significant market share gains we have achieved over the past few years. By all appearances, the new aircraft builds in the out years will grow at a rate that will enable us to plan our production needs



Joe Snowden
President, Specialty Materials and Alloys

Specialty Materials and Alloys

Specialty Materials and Alloys, now part of PCC's Investment Cast Products segment, comprises Cannon Muskegon, Greenville Metals, Inc., and M. Argüeso & Company.

- Cannon Muskegon supplies nickel-, cobalt-, and iron-based alloys to investment casting manufacturers around the world, specializing in patented, trademarked alloys formulated specifically for the casting of directionally solidified and single crystal airfoils that operate in high-temperature, high-stress engine environments.
- Greenville Metals, Inc. provides metallurgical process solutions and services worldwide for companies that require the melting and processing of specialty alloys. Major markets include specialty alloy producers and foundries, permanent magnet and powder metal manufacturers, and other industries with special metallurgical requirements.
- M. Argüeso & Company in Muskegon, Michigan, manufactures advanced technology casting wax blends, including Cerita® casting waxes, Hydro-Fill® filler for pattern waxes, and J-Mac® specialty wax blends and compounds, for the investment casting industry. In addition, Argüeso serves the machining industry with Rigidax® tooling compound, a patented product used to prevent part vibration or movement during a machining operation.

MARKETS SERVED:

Aerospace
General Industrial
Medical
Power generation
Recreational

MANUFACTURING LOCATIONS:

Rosemead, California
Kunshan, China
Transfer, Pennsylvania
Muskegon, Michigan (2)

NUMBER OF EMPLOYEES:

400



Chris Ayers,
President,
Wyman-Gordon Forgings

Wyman-Gordon's forging process involves heating titanium, steel, nickel, and powder alloys and shaping them through pressing or extrusion on hydraulic presses with capacities ranging from 5,000 to 55,000 tons or through impact from single-action or counterblow hammers.

- The business has established a global reputation as the premier forging operation and is the world's largest producer of rotating components for aircraft engines. These forgings are manufactured not only for aircraft engines, but also for industrial gas turbine and airframe applications.
- In addition, seamless, extruded pipe is produced for the power generation industry and for such oil and gas industry applications as tension leg platforms, riser systems, and production manifolds.

Aircraft Engines	Medical
Airframes	Automotive
Power Generation	General Industrial

Perth, Australia	Monterrey, Mexico
Kladno, Czech Republic	Monterrey, Mexico (J.V.)
Plzen, Czech Republic	Brighton, Michigan
Lincoln, England	Cleveland, Ohio
Grafton, Massachusetts	Livingston, Scotland
Worcester, Massachusetts	Houston, Texas

2,000

more efficiently and to maximize our earnings potential. In addition, we are capitalizing on all new major programs, such as the A380 and 787 commercial aircraft and the F-35 military fighter, positioning us solidly going forward.



Wyman-Gordon's capability of holding the inner-diameter (ID) tolerances in its extruded, seamless pipe has been instrumental in building a significant backlog for the Chinese power generation market. Tim Cardwell, steel processor, keeps close watch on a pipe ID grinding operation, one of three at Wyman-Gordon's Houston, Texas, facility.

Power Generation Growth

Another significant growth driver has been our extruded, seamless pipe business. We worked for years to make our pipe the preferred choice for this burgeoning market, and our technical capability has meshed perfectly with China's bottomless thirst for electrical power. As the Chinese install ever larger power plants throughout the country, they require more and more of our seamless pipe to handle the high-pressure operating conditions. Last fiscal year, pipe sales for the power generation market were $46.7 million; in fiscal 2005, they exceeded $115 million, with the backlog showing sustained strength at nearly $200 million. Pursuing new opportunities in India, Korea, and elsewhere around the world will continue this accelerated growth pattern in the years to come.

Our new fastener business was also crucial to our sales and earnings success in fiscal 2005. We are extremely proud of the performance of our SPS businesses as they complete their first full year as part of PCC. The team has zeroed in on significant opportunities and executed effectively across the board, delivering cost savings in excess of $50 million, more than twice our initial commitment, driving margins from under 5 percent in the third quarter of fiscal 2004 to 14.2 percent only five full quarters later. In addition, operating working capital dropped from 33



Significant investment in SPS critical fastener manufacturing has yielded measurable improvements in operational efficiency and productivity. At Fastener Products' facility in Jenkintown, Pennsylvania, Joe Frompovich (foreground), Bob Cosenza (middle), Jerry O'Leary (with pallet jack), and John Moll (rear) work together in the new CNC nut cell, a multiple machine/person operation that has increased output, reduced process variation and set-up time, and enabled close integration of the manufacturing process with the engineering drawings.



Steve Hackett
President,
Fastener Products

Fastener Products

PCC's fastener business supplies highly engineered fasteners and fastener systems for aerospace, automotive, industrial gas turbine, and other critical applications requiring high strength, close dimensional tolerance, and uncompromised reliability.

- Already well established in their markets worldwide, SPS fasteners and fastener systems are manufactured to exacting customer specifications from advanced steel, nickel-based, and titanium alloys, many of which are patented.
- Aerospace applications include commercial and military aircraft, jet engines, helicopters, missiles, and space vehicles, while industrial applications include automotive powertrain, steering, and suspension systems; heavy trucks; mining; and construction.
- Customized manufacturing processes optimize the mechanical properties of the fastener products, while assuring dimensional and metallurgical integrity.

MARKETS SERVED:

Aerospace
Automotive
Heavy Truck/Diesel
General Industrial

MANUFACTURING LOCATIONS:

Gadsden, Alabama
Victoria, Australia
Sorocaba, Brazil
North Hollywood, California
Santa Ana, California
Valencia, California
Kunshan, China
Leicester, England
Garden Grove, California
Mansfield, England
Nottingham, England
Shannon, Ireland
Plymouth, Michigan
Waterford, Michigan
Cleveland, Ohio
Jenkintown, Pennsylvania
Nashville, Tennessee

NUMBER OF EMPLOYEES:

4,200



Dennis Konkol,
President,
Industrial Products

The Industrial Products segment consists of four general industrial businesses: E/One, Advanced Forming Technology, J&L Fiber Services, and PCC Precision Tool Group. These Industrial Products companies have established leadership positions in their various markets through technical innovation, advanced manufacturing processes, and customer service excellence.

Recognized leader in the fields of low-pressure, gravity-independent sewage collection systems and of utility systems for the protection and performance optimization of electric power generation assets.

- E/One sewer systems enable communities around the world to install sewers virtually anywhere in an environmentally sensitive and economically sensible manner.
- E/One utility systems minimize forced outages and maximize performance with gas purity, overheat monitoring, and control systems for large electric power generators.

Residential Sewage Electric Power Generation

Niskayuna, New York

200

percent of sales to 20 percent, approaching the corporate average in a little over a year. More importantly, market share gains over the course of the fiscal year have set the stage for significant growth in both sales and earnings in the future.



E/One low-pressure, gravity-independent sewer systems, manufactured in Niskayuna, New York, helped preserve the pristine beauty of Frank Lloyd Wright's Fallingwater in western Pennsylvania's Laurel Highlands area, recognized in an American Institute of Architects' poll as the single best American architectural achievement of the 20th century. **Credit: Robert P. Ruschak, Courtesy of Western Pennsylvania Conservancy**

Profitable Growth Through Acquisition

Following the acquisition of SPS, we firmly stated our commitment to growing the critical fastener business, and the acquisition of Air Industries Corporation (AIC) in January 2005 helped us take a strong step forward in strengthening our portfolio. AIC's significant presence in structural airframe bolts, as well as its expertise in titanium fastener products, greatly expands our manufacturing capabilities and the range of fastener product families we can offer to our customers. Combining our solid position in critical structural nuts with AIC's strengths opens new avenues for growth with major aerospace companies worldwide.

Likewise, our Industrial Products

operations are shaping their futures with confidence. E/One, already leading the North American market in low-pressure sewer systems, continues to expand opportunities on the domestic front, while actively extending its product reach across the globe. The turbocharger vane market is driving double-digit growth in Advanced Forming Technology's metal-injection molding business, while creating solid, near-term opportunities to move further down the value stream, with longer-term market penetration potential. And, following a major consolidation of its production facilities, the PCC Precision Tool Group has significantly increased its manufacturing capability in China and India, deliv-





Having already secured significant long-term contracts for turbocharger vanes with major automotive customers, Advanced Forming Technology is developing material properties and dimensional tolerances on metal-injection-molded (MIM) airfoils for major new applications. One such application has already entered the final phases of component qualification. Here, Ruthee Rorn, molding operator, removes a production airfoil blade from a MIM molding machine.

AFT, with three state-of-the-art processes at the heart of its growing product line, serves such diverse industries as transportation, electronics, telecommunications, consumer, medical, and aerospace.

- The business is the world's largest producer of metal-injection-molded parts in stainless steel, titanium, copper, and other ferrous alloys.
- AFT is also the world leader in the manufacture of net-shape, metal-matrix-composite components made by combining aluminum and silicon carbide through a patented pressure-infiltration-casting process.
- ThixoForming™, the business' newest manufacturing process, provides an advanced technology alternative to die casting. Materials, such as magnesium, are injected in a semi-solid state into a mold under vacuum conditions to form a component with excellent materials properties and precise dimensional tolerances.

Aerospace
Automotive
Consumer Products
Electronics
General Industrial
Medical
Transportation

Firestone, Colorado
Longmont, Colorado
Retsag, Hungary

400

J&L Fiber Services is the world leader in the design, manufacture, and sale of refiner plates to the pulp and paper industry.

- The business' expertise in plate design and alloy development has been instrumental in the production of better quality paper, the improvement of mill productivity, and the reduction of mill costs.
- J&L Fiber Services also manufactures screen cylinders, filtering devices inside pressure vessels that separate the usable fiber from the undesirable elements in the pulp slurry mix.
- J&L has distinguished itself as the only aftermarket manufacturer capable of servicing all refiner and screen models worldwide.
- In addition, the business rebuilds refiners, screens, and related pulp equipment for paper mills.

Pulp / Board / Paper

Pittsfield, Massachusetts | Waukesha, Wisconsin (2)

100

ering quarter-over-quarter savings over the course of the year, but, even more importantly, positioning the business for further top- and bottom-line growth.

Following the cash acquisition of AIC and the retirement of $200 million of public notes with an 8.75 percent coupon, we ended the year with $154.0 million of cash and



J&L Fiber Services in Waukesha, Wisconsin, has added to its production capacity without increasing its material input costs by converting its existing refiner plate molding line from a dedicated 24" square production process to one capable of producing 24" and 26" molds simultaneously. Here, Rafe Kalinowski, machine operator, cleans a newly machined 26" square pattern prior to inspection.

Balance Sheet Strength

As always, in addition to driving improved operational performance, we remained extremely focused on maintaining a strong balance sheet.

$843.0 million of debt, compared with $1,077.5 million of debt at the end of last year. Our debt-to-total capitalization ratio was 32.1 percent at year-end, the lowest percentage



PCC Precision Tool Group continues its investment in its international production facilities. Here, at its Kadimi joint venture near New Delhi, Niraj Kumar, a member of the CNC milling team, monitors thread cutting of flat-milled fastener dies on a new CNC machine.

since fiscal 1996, positioning us solidly to capitalize on further acquisition opportunities that fit squarely into our core competencies.

Our long-term strategy is well mapped out, and we are moving straight ahead with a clear line of sight on the future, unflinching, disciplined, rigorously committed to excellence for the benefit of our shareholders, our customers, and our employees. All of our businesses are in fighting trim, moving aggressively to capitalize on every new opportunity. Our volume continues to grow, but we are staying lean, both in attitude and in practice. Our employees are driving further, quarter-over-quarter cost reductions, in addition to maximizing leverage on each incremental sales dollar. And, best of all, it is just the beginning.

Mark Donegan
Chairman and Chief Executive Officer

PCC Precision Tool Group, which comprises Reed-Rico, Hi-Life Tools, Howell Penncraft, and Forming Tool Management (FTM), manufactures and supplies a complete range of highly engineered, consumable, precision tools to fastener and special-formed parts manufacturers for aerospace, automotive, and general industrial markets worldwide.

■ Major products include thread rolling dies, trimming dies, punches, and pins, as well as steel and carbide forging tools.

■ The business' comprehensive range of tooling is manufactured with a variety of materials, heat treatments, and surface treatments to optimize tool life and ownership costs for its customers around the world.

■ Restructured manufacturing and service capabilities have enabled the business to deliver a world-class combination of advanced tooling technologies and high quality applications support, coupled with innovative product development programs.

Aerospace
Automotive
Medical
General Industrial

Kunshan, China
Gurgaon (New Delhi), India (J.V.)
Nuneaton, England
Shannon, Ireland
Holden, Massachusetts
Howell, Michigan
Bristol, Rhode Island

700

Pete Bridenbaugh
Dr. Peter R. Bridenbaugh, 64, has been a member of the PCC board of directors since 1995 and serves on the nominating and corporate governance committee. He retired from the Aluminum Company of America (Alcoa) in 1998 as executive vice president – automotive.

Dean DuCray
Dean T. DuCray, 64, has been a member of the board since 1995 and is the chairman of the audit committee. He was vice president and chief financial officer of York International Corporation of York, Pennsylvania, from 1987 through 1998. He is presently the chairman and chief executive officer of Jancor Companies, Inc.

Don Graber
Don R. Graber, 61, a member of the board since 1995, chairs the nominating and corporate governance committee and serves on the compensation committee. He is president and chief executive officer of Colleton Enterprises LLC, a private consulting and investment company located in Dayton, Ohio.

Mark Donegan
Mark Donegan, 48, became PCC's chairman in August 2003 and chief executive officer in August 2002. He has served in leadership positions at Wyman-Gordon, PCC Structurals, and PCC Airfoils.

Vern Oechsle
Vernon E. Oechsle, 62, was named to the PCC board in 1996. He retired from Quanex Corporation, based in Houston, Texas, as chairman and chief executive officer, as well as a director. He serves on the audit and compensation committees.

Byron Pond
Byron O. Pond, 68, joined the PCC board of directors in 1999 and serves on the nominating and corporate governance committee. He is the chairman, president, and chief executive officer of Amcast Industrial Corporation of Dayton, Ohio.

Steve Rothmeier
Steven G. Rothmeier, 58, who came to the PCC board in 1994, chairs the compensation committee. He is chairman and chief executive officer of Great Northern Capital, a private investment management firm in St. Paul, Minnesota.

Frank Travis
J. Frank Travis, 69, joined the PCC board of directors in 1999 and is a member of the audit committee. He retired in January 1999 as vice chairman and a member of the board of directors of Ingersoll-Rand Company in Woodcliff Lake, New Jersey. He is now the managing general partner of Sivart Holdings, a private investment partnership.

Chris Ayers
Christopher L. Ayers, 38, became a senior vice president of PCC and president of Wyman-Gordon Forgings in February 2005. Previously, he was the president of Wyman-Gordon Forgings West.

Roger Cooke
Roger A. Cooke, 56, became PCC's vice president – regulatory and legal affairs in April 2000. Prior to joining PCC, he was senior vice president – legal of Fred Meyer, Inc.

Mark Donegan
Mark Donegan, 48, has been chairman of Precision Castparts Corp. since August 2003 and chief executive officer since August 2002. He was previously the Company's president and chief operating officer.

Byron Gaddis
Byron J. Gaddis, 48, became chief information officer in July 2000 and was named a vice president of PCC in the following month. Prior to his assignment, he was the director of airframe development and R&D at PCC Structurals.

Steve Hackett
Steven G. Hackett, 48, became president of PCC's Fastener Products business in December 2003 and a senior vice president of PCC in February 2004. Previously, he was vice president in charge of PCC's Structurals' small structural business operations.

Shawn Hagel
Shawn R. Hagel, 39, became a vice president of PCC in 2000 and was named corporate controller and an officer of the Company in 1997. She was corporate financial reporting manager from 1995 to 1997.

Geoff Hawkes
Geoffrey A. Hawkes, 46, became a vice president of PCC in August 2000. He joined the Company in December 1999 as treasurer. Prior to joining PCC, he was director of risk management at Electronic Data Systems Corporation.

Dennis Konkol
Dennis L. Konkol, 46, was named president of PCC's Industrial Products business in March 2003 and a senior vice president of PCC in February 2004. Previously, he was president of J&L Fiber Services.

Bill Larsson
William D. Larsson, 59, is senior vice president and chief financial officer for PCC. He has been a Company officer since 1980.

Ross Lienhart
Ross M. Lienhart, 52, is president of PCC Structurals and was named vice president of PCC in August 2004. Prior to this, he was vice president of PCC Structurals large parts business operations.

Kirk Pulley
Kirk Pulley, 36, became vice president – strategic planning and corporate development in April 2004 and was made an officer of the Company in November 2004. Previously, he was a vice president in investment banking with Goldman Sachs & Co.

Mark Roskopf
Mark R. Roskopf, 43, became vice president – corporate taxes in August 2000. He joined the Company in February 1999 as director, corporate taxes.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark one)

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended April 3, 2005

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ____________ to ____________

Commission File No. 1-10348

PRECISION CASTPARTS CORP.

(Exact name of registrant as specified in its charter)

Oregon (State or other jurisdiction of incorporation or organization)	**93-0460598** (I.R.S. Employer Identification No.)
4650 S.W. Macadam Ave., Suite 440 **Portland, OR 97239** (Address of principal executive offices)	**97239-4262** (Zip Code)

Registrant's telephone number, including area code: (503) 417-4800

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, without par value	**New York Stock Exchange**
Series A Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes __X__ No ____

The aggregate market value of voting stock held by non-affiliates of the Registrant as of September 26, 2004, was $3,892,818,146.

As of the close of business on June 8, 2005, the Registrant had 66,278,094 shares of Common Stock, without par value, outstanding.

Portions of the Registrant's Proxy Statement to be filed in connection with the 2005 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

Page

PART I

PART II

PART III

PART IV

ITEM 1. BUSINESS

Precision Castparts Corp. ("PCC" or "the Company"), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings, and fasteners/fastener systems for critical aerospace and industrial gas turbine applications. The Company also provides: investment castings and forgings for general industrial, automotive, armament, medical and other applications; fasteners for automotive and general industrial markets; specialty alloys, waxes and metal processing solutions for the investment casting industry; refiner plates, screen cylinders, refiner rebuilds and other products for the pulp and paper industry; metal-injection-molded and ThixoFormed™ parts for automotive and other markets; metal-matrix-composite components for the electronics, transportation and communications industries; sewer systems; utility systems; and metalworking tools for the fastener market and other applications.

Products and Markets

We manufacture complex metal components and products in four principal business segments: Investment Cast Products, Forged Products, Fastener Products and Industrial Products. Each of these four business segments is described below.

Investment Cast Products

Our Investment Cast Products segment includes our subsidiaries PCC Structurals and PCC Airfoils. These operations manufacture investment castings for aircraft engines, industrial gas turbine ("IGT") engines, airframes, medical prostheses and other industrial applications primarily in the aerospace and power generation markets. The segment also includes the Specialty Materials and Alloys Group ("SMAG") operations, which provides alloys and waxes to PCC's investment casting operations, as well as to other companies with investment casting operations. The Investment Cast Products segment accounted for approximately 47 percent of our sales in fiscal 2005.

We are the market leader in manufacturing large, complex structural investment castings, and we are the leading manufacturer of airfoil investment castings used in jet aircraft engines. We manufacture investment castings for every jet aircraft engine program in production or under development by our key customers. We are also the market leader in manufacturing structural and airfoil investment castings for IGT and aeroderivative engines used for electric power generation, and we have expanded into the structural airframe and armament markets. In addition, we make investment castings for use in the automotive, medical prosthesis, satellite launch vehicle and general industrial markets.

Investment casting technology involves a technical, multi-step process that uses ceramic molds in the manufacture of metal components with more complex shapes, closer tolerances and finer surface finishes than parts manufactured using other casting methods. The investment casting process begins with the creation of a wax pattern of the part to be cast, along with pathways through which molten metal flows into the ceramic mold. A ceramic shell is then formed around the wax pattern, followed by removal of the wax from the ceramic shell by melting and draining the wax. Finally, molten metal is poured into the ceramic shell, the shell is removed after the metal cools, and the part undergoes final processing and inspection.

Because of the complexity of the manufacturing process and the application of proprietary technologies, we believe we are currently one of the few manufacturers that can consistently produce the largest complex structural investment castings in quantities sufficient to meet our customers' quality and delivery requirements. Our emphasis on low-cost, high-quality products and timely delivery has enabled us to become the leading supplier of structural and airfoil castings for jet aircraft and IGT engines and to expand into the structural airframe and armament markets.

The commercial aerospace market cycle is a critical determinant of demand for our precision investment casting products. In fiscal 2002, the major economies of the United States and Europe began to slow, and, with the terrorist attacks on September 11, 2001, air travel declined significantly, resulting in several large bankruptcies and weak financial conditions for other commercial airline companies. This situation reduced demand for our commercial aerospace products, offset partially by military production, which increased in the aftermath of September 11. At the outset of fiscal 2005, however, the commercial replacement market began a vigorous and sustained recovery, followed by growth in deliveries of commercial aircraft, driven by higher production rates at Airbus and Boeing.

Large jet aircraft engines are manufactured by a small number of suppliers, including General Electric, Pratt & Whitney, Rolls-Royce and several joint ventures. As a result, we believe a high level of customer service and strong, long-term customer relationships will continue to be important to achieving our goals. We have been supplying castings for jet engines to GE for more than 40 years, and we have been supplying Pratt & Whitney (a division of United Technologies) with castings for more than 30 years for its military and commercial jet engines. In addition, we have supplied small structural investment castings to Rolls-Royce for nearly 25 years and large, structural castings for nearly 20 years, most recently for use in its Trent series of jet aircraft engines. As we have been able to cast larger and more complex parts, manufacturers of large jet aircraft engines have made increasing use of our structural castings.

Aerospace Structural Castings

Our structural castings business includes the largest diameter stainless steel, nickel-based superalloy and titanium investment castings in the world, as well as a variety of smaller structural castings. These castings are stationary components that form portions of the fan, compressor, combustor and turbine sections of a jet aircraft engine, where strength and structural integrity are critical. Structural investment castings are sold primarily as original equipment to jet aircraft engine manufacturers.

We believe that trends in the manufacturing of aircraft jet engines will continue to increase our revenue per engine. As the design of new generation aircraft engines has emphasized increased thrust, higher fuel efficiency and reduction of noise and exhaust emissions, engine operating temperatures and pressures have increased. These conditions require the use of engine parts made of alloys that are able to withstand extreme operating conditions and provide an optimum strength-to-weight ratio. Many of these alloys are particularly suited for use in the investment castings we manufacture. In addition, titanium, a metal with a lower melting temperature than stainless steel or superalloys, is used in all but the hottest parts of the engine because of its considerable weight savings. Titanium is an exceptionally difficult metal to cast because of its reactivity to other elements. However, we have developed the necessary technology and manufacturing processes to cast large, complex investment castings in titanium alloys. Many new generation engines, which are expected to be built through the next decade and beyond, make significantly greater use of our products than did previous engine designs.

We have also expanded into the structural airframes market through the production of airframe components manufactured primarily from titanium and aluminum alloys. Aircraft manufacturers have shown substantial interest in using investment castings for airframe applications such as titanium aileron and flap hinges, pylons (engine mounts), wing spars and wing ribs, as well as aluminum alloy nacelle segments (thrust reversers), cascades, aircraft access doors, electronic boxes and pump housings for hydraulic and fuel systems.

Aerospace Airfoil Castings

We manufacture precision cast airfoils, which include the stationary vanes and rotating blades used in the turbine section of jet aircraft engines. This part of the engine is considered the "hot" section, where temperatures may exceed 2,400 degrees Fahrenheit. These conditions require use of special nickel-based superalloys and special casting techniques to manufacture airfoil castings with internal cooling passages that provide both high performance and longer engine life.

We use various casting technologies to produce turbine airfoils. We employ conventional casting processes to produce equiaxed airfoil castings, in which the metal grains are oriented randomly throughout the casting. A more advanced process enables us to produce directionally solidified ("DS") airfoil castings, in which the metal grains are aligned longitudinally. This alignment decreases the internal stress on the weakest portion of a metal part where the various grains adjoin, thereby providing increased strength and improved efficiencies in engine performance over equiaxed parts. An even more advanced process enables us to produce single crystal ("SX") airfoil castings, which consist of one large superalloy crystal without grain boundaries. SX castings provide greater strength and performance characteristics than either equiaxed or DS castings, as well as longer engine life.

As engine sizes grow to generate greater thrust for larger aircraft, the turbine sections of these engines must work harder and burn hotter. As a result, the major aircraft engine manufacturers have increasingly been designing their engines with a greater number of DS and SX blades. The DS and SX cast airfoils we build, with their complex cooling passages, have been instrumental in enabling these engines to operate at higher temperatures. SX cast airfoils are used in both new and redesigned engines where performance requirements are higher.

The demand for aerospace airfoil castings is determined primarily by the number and type of engines required for new jet aircraft, the intervals between hot section maintenance, driven by engine cycles (takeoffs and landings), and the inventory levels of replacement parts maintained by the principal jet aircraft engine manufacturers and repair centers. A jet engine's airfoil components have shorter useful lives than structural investment castings and are replaced periodically during engine maintenance. As a result, our sales of aerospace airfoil castings are less affected by the cyclical patterns of the aerospace industry than are our sales of structural investment castings. The timing for replacement of aerospace airfoil castings principally depends on engine cycles and the expected life of the airfoil casting. Based upon information from our major customers, we believe that more than half of our sales of airfoil castings used in aircraft turbine engines are replacement parts.

IGT Castings

In fiscal 1994, we began to focus on the manufacture of investment castings for IGT engines. We targeted this market because (1) the performance and reliability standards we have developed in the manufacture of aerospace castings were applicable to the manufacture of IGT castings, (2) the worldwide market for IGT castings was large and growing, and (3) there were a small number of suppliers in this market. Due to recent contractual gains, our market share has increased significantly, and we believe we are the leading supplier of investment castings used in IGT engines. Domestic IGT production began declining in calendar 2001 due to weak economic conditions and falling demand for power generation capacity. However, vigorous aftermarket activity began to emerge in fiscal 2005, as IGT engines delivered before the decline now require overhaul and replacement of critical components. Also in fiscal 2005, PCC's IGT business benefited from continued market share gains and the beginning stages of a recovery in OEM deliveries. Our IGT products consist of airfoil castings and high-temperature combustion hardware used in large, land-based gas turbines designed for electrical power generation. In addition, we manufacture structural and airfoil castings for aeroderivative gas turbine engines, which are also used for power generation, as well as for other commercial and military land and marine-based applications.

IGT manufacturers have significantly improved the efficiency and reduced the pollution profiles of industrial gas turbines, principally by incorporating advanced components in new engines as well as in refurbished and upgraded turbines in the field. We have leveraged our DS and SX airfoil casting knowledge from the aerospace market into the IGT market to produce blades and vanes that are better able to withstand the extreme heat and stresses of new higher-temperature gas turbines. IGT engines are built with investment castings that are similar, but generally larger, than blades and vanes we manufacture for the aerospace market. Because of their size, IGT airfoils are generally more difficult to cast than smaller aerospace airfoils with the same properties.

Since industrial gas turbines are primarily used in electrical power generation, castings sales for new IGT engines are tied to the growth of global electricity consumption, while demand for replacement parts depends on the size and usage rate of the installed base.

Other Investment Casting Products

Our strategy for profitable growth also includes the pursuit of other opportunities for our existing investment casting technology. We have been expanding the application of our investment casting technology in the medical prosthesis, automotive, satellite and general industrial markets by manufacturing such products as artificial hips and knees, turbocharger wheels, parts for satellite launch vehicles and impellers for pumps and compressors. In addition, we are manufacturing an increasing number of large titanium components for armament systems, including the BAE lightweight howitzer, which entered full-scale production in fiscal 2005.

Specialty Materials and Alloys

With the acquisition of SPS Technologies, we were able to realize valuable vertical integration opportunities, particularly in the area of the investment casting supply chain. SMAG provides alloys and waxes to the Company's investment casting operations, as well as to other companies with investment casting or other foundry operations. SMAG is comprised of Cannon Muskegon, M. Argüeso & Company ("Argüeso"), and Greenville Metals, Inc.

Cannon Muskegon produces several patented and trademarked alloys formulated specifically for the casting of directionally solidified and single crystal airfoils that operate in high-temperature, high-stress engine environments. Cannon Muskegon supplies alloys to us, as well as other companies with investment casting operations. The alloys produced by Cannon Muskegon also serve such diverse markets as medical, recreational and general industrial.

Argüeso manufactures advanced technology investment casting wax blends for us and other companies with investment casting operations. In addition, Argüeso serves the machining industry with Rigidax® tooling compound, a patented product used to prevent part vibration or movement during a machining operation.

Greenville Metals, Inc. provides metallurgical process solutions and services worldwide for us and other companies that require the melting and processing of specialty alloys. Major markets include specialty alloy producers and foundries, permanent magnet and powder metal manufacturers and other industries with special metallurgical requirements.

Forged Products

We are among the leading manufacturers of forged products for the aerospace and power generation markets. Forged Products' aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components. Similarly, the dynamics of the aerospace and power generation markets, as described in the Investment Cast Products section above, are virtually the same for Forged Products. The Forged Products segment accounted for approximately 22 percent of our sales in fiscal 2005.

We manufacture forged components from sophisticated titanium and nickel-based alloys for jet engines, including fan discs, compressor discs, turbine discs, seals, spacers, shafts, hubs and cases. Our airframe structural components are used on both commercial and military aircraft and include landing gear beams, bulkheads, wing structures, engine mounts, struts and tail flaps and housings. These parts are made of titanium, steel or other alloys. We provide forged products for use in power plants worldwide, as well as in oil and gas industry applications. These products include discs, spacers and valve components for land-based steam turbine and industrial gas turbine engines, as well as shafts, cases and compressor and turbine discs for marine gas engines. We also produce a variety of mechanical and structural tubular forged products, primarily in the form of extruded seamless pipe, for the domestic and international energy markets, which include nuclear and fossil-fueled power plants, co-generation projects and retrofit and life-extension applications. The backlog for seamless pipe, driven primarily by coal-fired power plant installations in China, grew dramatically in fiscal 2005. For naval defense applications, we supply forged components for propulsion systems on nuclear submarines and aircraft carriers, as well as forgings for pumps, valves and structural applications.

Our forging business, which employs seven different manufacturing processes, involves heating titanium, steel or high-temperature nickel alloys, and then shaping them through pressing or extrusion, using hydraulic and mechanical presses with capacities ranging up to 55,000 tons. The process employed is determined based on the raw materials and the product application. The seven manufacturing processes are summarized below:

Open-Die Forging – In this process, the metal is pressed between dies that never completely surround the metal, thus allowing it to be observed during the process. This manufacturing method is used to create relatively simple, preliminary shapes to be processed further by closed-die forging.

Closed-Die Forging – Closed-die forging involves pressing heated metal into required shapes and sizes determined by machined impressions in specially prepared dies that completely surround the metal. This process allows the metal to flow more easily within the die cavity and, thus, produces forgings with superior surface finish and tighter tolerances, with enhanced repeatability of the part shape.

Hammer Forging – This form of closed-die forging uses multiple impact blows to shape a component between specially contoured dies. Forging hammers can be classified into two main types: single action and counterblow. Our counterblow hammers, which couple upper and lower ram movement to produce the impact forces required for large components, can offer improved near-net-shape capability compared to conventional press forging. Hammer forging is one of the oldest forging processes; however, computer-controlled technology has enabled the process to meet modern manufacturing requirements.

Conventional/Multi-Ram – The closed-die, multi-ram process, which is employed on our 20,000 and 30,000 ton presses, enables us to produce complex forgings with multiple cavities, such as valve bodies, in a single heating and pressing cycle. Dies may be split on either a vertical or a horizontal plane, and shaped punches may be operated by side rams, piercing rams or both. This process also optimizes grain flow and uniformity of deformation and reduces machining requirements.

Isothermal Forging – Isothermal forging is a closed-die process in which the dies are heated to the same temperature as the metal being forged, typically in excess of 1,900 degrees Fahrenheit. Because the dies may oxidize at these elevated temperatures, this process is performed in a vacuum or inert gas atmosphere. Our isothermal press produces near-net shape components, requiring less machining by our customers.

Extrusion – The extrusion process is capable of producing thick-wall, seamless pipe, with outside diameters of up to 48 inches and a wall thickness from 0.5 inches up to 7 inches for applications in the power generation and oil and gas industry, including tension leg platforms, riser systems and production manifolds. Our 35,000-ton vertical extrusion press is one of the largest and most advanced in the world. In addition to solid metals, powdered materials can be compacted and extruded into forging billets with this press, and more recently, we are using the press to convert nickel-based alloy ingots into billets.

Ring rolling – Ring rolling begins by cutting a billet to length depending upon the volume of the finished ring, then heating the billet, typically to temperatures in excess of 3,000 degrees Fahrenheit, and using the open die forging process to produce a rough-ring shape, or preform, resembling a pancake. This "pancake" is then reheated and placed over a mandrel on the ring mill, which applies radial and axial pressure to the wall of the ring, causing it to grow in diameter. Different tooling shapes may be used at this point to create contour forged rings. At the completion of the rolling process, expanders are used to size the ring to its final dimensions.

We believe that we are the world leader in producing forged rotating components for use in jet aircraft engines. These parts are forged from ingots, which are converted to billets in our cogging and extrusion presses and from metal powders (primarily nickel alloys) that are produced, consolidated and extruded into billets entirely in our own facilities.

Fastener Products

With the acquisition of SPS Technologies, Inc., we have become a leading developer and manufacturer of highly engineered fasteners, fastener systems and precision components, primarily for critical aerospace and automotive applications. More than 50 percent of Fastener Products sales come from the same aerospace customer base already served by our Investment Cast Products and Forged Products segments. In this regard, Fastener Products is subject to many of the same market forces as these other two segments. The balance of the segment's sales derives from automotive and general industrial markets, including farm machinery, construction equipment, machine tools, medical equipment, appliances and recreation. The Fastener Products segment accounted for approximately 24 percent of our sales in fiscal 2005.

Fastener manufacturing begins with wire or metal bar of various diameters, which is cut into fastener blanks of prescribed lengths and then heat treated. Using highly engineered tools and thread dies, the fastener blanks are then formed into complex head shapes and thread configurations to meet exacting customer requirements.

Our aerospace fasteners are manufactured from nickel and titanium alloys and are used on airframes, jet engines, aircraft wheels and brakes and landing gear assemblies. They are found in such flight- and safety-critical areas as the wing-to-fuselage, the stabilizers-to-fuselage, and the engine-to-wing connections on an aircraft, and the airfoil-to-disc and disc-to-shaft connections on a jet engine. These fasteners are not only incorporated in new aircraft builds but are also integrally involved in the replacement cycle, particularly in aircraft engine and wheel and brake applications. The product line includes a variety of bolts, nuts, plate nuts, inserts, washers and other precision components. While the fasteners are produced to demanding customer designs, we continue to be active in developing several trademarked alloys for applications requiring high strength, elevated temperature, corrosion resistance and/or lighter weight. These include MULTIPHASE® and AEREX® nickel-based alloys and the SPS TITAN® family of titanium alloys.

Our engineered fasteners, manufactured from a variety of steel, nickel, and titanium alloys are used in automotive applications, including power trains; suspensions; steering, airbag, and seating systems; and chassis assemblies. These products have also penetrated other markets requiring proven strength, close dimensional tolerance, and high reliability, such as diesel, mining, construction, heavy truck and niche general industrial applications. We have developed a broad range of technically advanced proprietary products under the brand names of UNBRAKO®, FLEXLOC®, DURLOK® and DURLOK II®, TORX®, TRU-FLEX®, TAPTITE® and MAThread™.

In March 2005, we completed the acquisition of Air Industries Corporation ("AIC"), a leading manufacturer of airframe fasteners, which include bolts, pins and screws made from titanium and nickel-based alloys. AIC's significant presence in structural airframe bolts and its expertise in titanium fastener products greatly expanded our manufacturing capabilities and the range of fastener product families we can offer to our customers.

Industrial Products

The Industrial Products segment includes our subsidiaries J&L Fiber Services, Advanced Forming Technology ("AFT"), Environmental One ("E/One") and the PCC Precision Tool Group ("PTG"). J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry and rebuilds refiner equipment that is used in the pulping process. AFT manufactures metal-injection-molded, metal-matrix-composite and ThixoFormed™ components for numerous industrial applications. E/One produces low pressure sewer systems for residential and commercial applications and monitoring units utilized in the power generation industry. PTG manufactures a broad range of thread-rolling dies, trimming dies, punches and pins, and steel and carbide forging tools for fastener production, principally for the automotive, aerospace and general industrial and other applications. The Industrial Products segment accounted for approximately 7 percent of our sales in fiscal 2005.

Refiner Plates and Screen Cylinders

We are the world leader in the design, manufacture and sale of refiner plates to the pulp and paper production markets. Refiner plates, which are highly engineered metal castings, are an integral part of the wood pulping process. Refiner plates separate wood chips into component fibers as pulp is transported through the system. The design of the refiner plate affects the ultimate quality of the paper produced. In addition, we manufacture conventional and rebuildable screen cylinders. Screen cylinders are metal filtering devices that separate the usable wood fiber from undesirable elements in the pulp slurry mix. We also rebuild refiner equipment that is used in the pulping process. Approximately 95 percent of J&L Fiber Services' sales are derived from replacement parts.

Metal-Injection-Molded, Metal-Matrix-Composite and ThixoFormed™ Components

We are the largest producer of powdered metal parts manufactured by the metal-injection-molding ("MIM") process. In addition, we manufacture advanced technology, lightweight, net-shape, metal-matrix-composite parts that are made by combining aluminum and silicon carbide ("AlSiC," a registered trademark of the Company) using a patented pressure-infiltration-casting process. We have also expanded into ThixoForming™, an advanced technology alternative to conventional die casting, in which materials such as magnesium are injected in a semi-solid (thixotropic) state into a mold under vacuum conditions. The result is a high-density, complex component with superior materials properties and precise dimensional tolerances as compared to a die-cast part. We believe these businesses have the potential for rapid growth and complement our core competencies in metals, precision metalworking and the management of complex manufacturing processes.

The MIM process is particularly well-suited to high volume production of small, complicated metal parts for numerous industries, including automotive, power tools, firearms, computer peripherals, medical instruments and electronics. Metal-matrix-composite parts, which have high thermal conductivity and tightly controlled thermal expansion characteristics, are used in electronic applications that require heat dissipation and are used in automotive, telecommunication, transportation, aerospace and computer products. ThixoFormed™ components are used in automotive, electronic and other consumer products. We believe our broad range of products and high standards of craftsmanship offer growth opportunities in numerous industry applications.

Sewer Systems and Utility Systems

We are the leading manufacturer of advanced technology sewer systems that provide an alternative to traditional gravity sewers. Gravity systems must be accurately placed and bedded along a continuous downward grade, usually involving a large main and major excavation costs to install. E/One's low-pressure sewer systems require only a shallow trench and small two-to-four-inch-diameter piping, providing application flexibility for septic tank replacement and installation in terrains where gravity systems will not function. In addition, our E/One utility systems provide condition monitoring and predictive maintenance for electric utilities and independent power producers. These products range from critical gas monitoring units to peripheral auxiliaries associated with generator gas cooling and seal oil systems.

Metalworking Tools

The Precision Tool Group, which is comprised of Reed-Rico®, Hi-Life Tools, Howell Penncraft and Forming Tool Management ("FTM") business units, manufactures and supplies consumable, precision tools to worldwide markets. Our products encompass the complete range of tools required by fastener and special-formed parts manufacturers in the aerospace, automotive and general industrial sectors. Major products include thread-rolling dies, trimming dies, punches and pins, and steel and carbide forging tools. Our comprehensive range of tooling is manufactured in a variety of materials, heat treatment and surface treatment combinations to optimize tool life and "tool ownership" costs for our customers. Our tooling business includes product lines manufactured under the names Reed-Rico®, Astro Punch®, Howell Penncraft, Hi-Life Tools and Titan®.

Sales and Distribution

We sell our complex metal components and products into four major market areas: aerospace, power generation, automotive and general industrial and other. The percentage of sales to these markets is shown below for fiscal years 2005, 2004 and 2003.

Sales and Distribution – Fiscal 2005
Sales: $2,919.0 million


55% Aerospace
18% Power Generation
9% Automotive
18% General Industrial and Other

Sales and Distribution – Fiscal 2004
Sales: $1913.1 million


62% Aerospace
17% Power Generation
5% Automotive
16% General Industrial and Other

Sales and Distribution – Fiscal 2003
Sales: $1808.5 million


62% Aerospace
23% Power Generation
1% Automotive
14% General Industrial and Other

Our sales to the aerospace market of $1,609.8 million in fiscal 2005 increased 36 percent from $1,184.5 million in fiscal 2004. Sales to the aerospace market as a percentage of total net sales, however, decreased from 62 percent in fiscal 2004 to 55 percent in fiscal 2005.

Our sales of investment castings products and forged products are made through direct sales personnel located in each business operation and through field sales representatives located at U.S. and international locations near our major customers. Our fastener products and services are sold by a direct sales and marketing staff and through a worldwide network of independent sales representatives and distributors. Industrial metalworking tools and machines and other metal products are sold by both internal sales forces and sales representatives in the U.S., Europe, Asia, Australia and Latin America. Due to the sophisticated nature of our products, our sales efforts require technical personnel to work closely with customers to identify and assist in the development of new and modified products and to provide other services that are necessary to obtain new and repeat orders.

Major Customers

Sales to General Electric were 16.5 percent, 22.2 percent and 29.1 percent of total sales in fiscal 2005, 2004 and 2003, respectively, as follows:

	Fiscal		
	2005	2004	2003
Investment Cast Products	$ 330.3	$ 308.1	$ 357.6
Forged Products	126.7	110.8	166.9
Fastener Products	22.0	5.0	–
Industrial Products	3.4	1.5	2.2
	$ 482.4	$ 425.4	$ 526.7

No other customer accounted for more than 10 percent of total sales; however, United Technologies and Rolls Royce are also considered our key customers and the loss of their business could have a material adverse effect on the Company's financial results.

Backlog

The backlog of unfilled orders believed to be firm at the end of each of our last three fiscal years was $2,344.4 million as of April 3, 2005, $1,517.5 million as of March 28, 2004, and $1,073.2 million as of March 30, 2003. The majority of the backlog is for sales to aerospace customers in the Investment Cast Products, Forged Products and Fastener Products segments. Approximately 80 percent of the Company's backlog is expected to be filled within the next fiscal year.

The majority of sales to customers are made on individual purchase orders. Most of our orders are subject to termination by the customer upon payment of the cost of work in process plus a related profit factor. Historically, we have not experienced significant order cancellations.

Competition

We are subject to substantial competition in all of the markets we serve. Components and products similar to those made by us can be made by competitors using either the same types of manufacturing processes or other forms of manufacturing. Although we believe our manufacturing processes, technology and experience provide advantages to our customers, such as high quality, competitive prices and physical properties that often meet more stringent demands, alternative forms of manufacturing can be used to produce many of the components and products we make. Despite intense competition, we believe we are the number one or two supplier in most of our principal markets. Several factors, including long-standing customer relationships, technical expertise, state-of-the-art facilities and dedicated employees, aid us in maintaining our competitive advantages.

In the Investment Cast Products segment, our principal competitor is Howmet, a subsidiary of Alcoa Inc. Howmet produces stainless steel, superalloy, aluminum and titanium investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so. In addition, Pacific Cast Technologies (PCT), a subsidiary of Ladish Co., manufactures large titanium investment castings for jet engine and airframe applications. Many other companies throughout the world also produce stainless steel, superalloy, aluminum or titanium investment castings, and some of these companies currently compete with us in the aerospace and other markets. Others are capable of competing with us if they choose to do so.

In the Forged Products segment, our largest competitors are Ladish Co., Fortech, S.A. and Thyssen AG for aerospace turbine products, Alcoa Corporation and Schultz Steel Company for aerospace structural products, and Mannesmann A.G. and Sumitomo Corporation for energy products. In the future, we may face increased competition from international companies as customers seek lower cost sources of supply.

International competition in the forging and casting processes may also increase in the future as a result of strategic alliances among aircraft prime contractors and foreign companies, particularly where "offset" or "local content" requirements create purchase obligations with respect to products manufactured in or directed to a particular country. Competition is often intense among the companies currently involved in the industry. We continue to strive to maintain competitive advantages with high quality products, low-cost manufacturing, excellent customer service and delivery and expertise in engineering and production.

In the Fastener Products segment, we compete with a large number of companies based primarily on technology, price, service, product quality and performance. Of these companies, we consider Alcoa, LISI, and McKecknie to be our leading competitors. We believe that we maintain our strong market position through our high-quality product performance and service to our customers.

In the Industrial Products segment, we compete with a large number of companies in each of the markets served. The major competitive factors affecting these other business areas include product design and quality, performance characteristics, pricing and product availability.

Research and Development

We have departments involved in research and development at PCC Structurals, PCC Airfoils, SMAG, Wyman-Gordon, and Fastener Products, as well as within the Industrial Products segment. The research and development effort at these locations is directed at the technical aspects of developing new and improved manufacturing processes. These research and development expenditures amounted to $5.2 million in fiscal 2005, $5.0 million in fiscal 2004 and $5.0 million in fiscal 2003. A substantial amount of our technological capability is the result of engineering work and experimentation performed on the shop floor in connection with process development and production of new parts. This engineering work and experimentation is charged to the cost of production and is not included in research and development expenditures.

Employees

At April 3, 2005, we had approximately 15,400 employees within our four segments, including approximately 7,400 employees in the Investment Cast Products segment, 2,000 employees in the Forged Products segment, 4,200 employees in the Fasteners segment and 1,400 employees in the Industrial Products segment. In addition, we had 44 employees in corporate functions and 356 employees in businesses that are held for sale. Approximately 23 percent of these employees are affiliated with unions or covered by collective bargaining agreements. We expect to negotiate one collective bargaining agreement affecting less than 3 percent of the workforce during fiscal 2006. Management believes that labor relations in the Company have generally been satisfactory.

Patents and Trade Secrets

From time to time, we seek U.S. and foreign patent protection on certain of our processes and products. We have also federally registered several of our trademarks in the U.S. We do not view patents or trademarks as materially important to our business as a whole. We also have rights and obligations under various license agreements. We receive no significant royalty income from patents.

Materials & Supplies

We use a number of raw materials in our products, including certain metals such as cobalt, titanium, nickel, tantalum and molybdenum, which are found in only a few parts of the world. These metals are required for the alloys used in our investment casting, forged and fastener products. The availability and costs of these metals may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations and inflation. Similarly, supplies of the tool-grade steel we use may also be subject to variations in availability and cost. We have escalation clauses for nickel and other metals in certain of our long-term contracts with major customers. Shortages of and price increases for certain raw materials we use have occurred in the past and may occur in the future. Future shortages or price fluctuations in raw materials could have a material adverse effect on us.

Government Regulations

Certain of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

International Operations

We purchase products from and supply products to businesses located outside the U.S. We have also been expanding our international activities during the past several years, primarily through acquisitions and the development of foreign subsidiaries. This expansion is part of our strategy to acquire and develop businesses that complement our core competencies, provide low cost manufacturing, have strong growth prospects and maintain leading positions in their respective market niches. Certain risks are inherent in international operations, including the risk of government-financed competition, changes in trade policies, tariff regulations, the relative stability of certain foreign currencies and difficulties in obtaining U.S. export and import licenses. Information with respect to sales and assets by geographic location is included in "Item 8. Notes to the Consolidated Financial Statements."

Environmental Compliance

The Company is subject to various federal and state environmental laws concerning, among other things, water discharges, air emissions, waste management, toxic use reduction and environmental cleanup. Environmental laws and regulations have changed rapidly in recent years. It is likely that we will be subject to increasingly stringent environmental standards in the future (particularly under air quality and water quality laws) and that we will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we are subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include reserves for future costs arising from environmental issues relating to our properties and operations. Our actual future expenditures, however, relating to compliance and cleanup of environmental conditions at our properties cannot be conclusively determined. At April 3, 2005, we had accrued aggregate environmental reserves of approximately $37.5 million. We believe these reserves are adequate to cover the cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters.

The Company has been named as a potentially responsible party ("PRP") at sites identified by the Environmental Protection Agency ("EPA") and state regulatory agencies for investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state statutes. Under CERCLA, and under similar state statutes, PRPs are jointly and severally liable, and therefore, the Company is potentially liable to the government or third parties for the full cost of remediating contamination at the Company's facilities or former facilities or at third-party sites where the Company has been designated a PRP. In the unlikely event that the Company is required to fully fund the remediation of a site, the statutory framework would allow the Company to pursue rights of contribution from other PRPs. The Company has been identified as a PRP at the following federally designated Superfund sites: Lipari Landfill, Gloucester, New Jersey; Boarhead Farms, Bridgeton, Pennsylvania; Operating Industries, Monterey Park, California; Casmalia Resources Site, Casmalia, California; Pasco Sanitary Landfill, Pasco, Washington; Harvey GRQ Site, Harvey, Illinois; and Peterson-Puritan Site, Cumberland, Rhode Island. We are also a designated PRP in several state lead sites, including at the Company's facility in North Grafton, Massachusetts.

The Company has notified its insurers of potential environmental cleanup liabilities at various facilities, including the Superfund Sites identified above, and has asserted that it is entitled to recover its defense and indemnity costs incurred, and to be incurred, under certain historic insurance policies. During 2002, the Company settled its defense and indemnity claims with Wyman-Gordon's primary carrier. The Company did not settle any defense or indemnity claims against Wyman-Gordon's excess carriers. The Company has also asserted indemnity claims against third-parties for certain sites and we expect to recover a portion of our losses with respect to these sites.

By letter dated March 11, 2004, the California Attorney General's Office informed the Company that it was pursuing an enforcement action on behalf of the California Department of Toxic Substances Control ("DTSC") for alleged violations of the California Hazardous Waste Control Law, the California Health and Safety Code, and the rules implementing those laws. DTSC identified the alleged violations during a December 2002 inspection of the Company's facility in Santa Ana, California. In May 2005, the Company paid $400,000 to settle the DTSC's claims.

Forward-Looking Statements

Information included within this Form 10K describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, automotive, and other general industrial cycles; the relative success of the Company's entry into new markets; competitive pricing; the financial viability of the Company's significant customers; the availability and cost of energy, materials, supplies, and insurance; the cost of pension and postretirement medical benefits; equipment failures; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; and implementation of new technologies and process improvements. Any forward-looking statements should be considered in light of these factors. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

Available Information

The Company's financial information (annual report, 10-K, 10-Q, proxy) filed with the Securities and Exchange Commission, as well as current reports on Form 8-K, quarterly earnings releases, the Audit Committee Charter, the Nominating and Corporate Governance Charter, the Compensation Committee Charter, Corporate Governance Guidelines and the Code of Business Conduct and Ethics (the code of ethics that applies to the Registrants' principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) may be received free of charge by calling Investor Relations at (503) 417-4850 or sending an email to info@precastcorp.com. This information may also be downloaded from the PCC Corporate Center at www.precast.com.

ITEM 2. PROPERTIES

Our manufacturing plants and administrative offices, along with certain information concerning the products and facilities are as follows:

Division	No. of Facilities	Building Space (sq. ft.)		
		Leased	Owned	Total
Executive & Corporate Offices				
Domestic	1	22,284	–	22,284
Foreign	–	–	–	–
Investment Cast Products				
Domestic	40	607,195	2,851,596	3,458,791
Foreign	6	156,000	372,960	528,960
Forged Products				
Domestic	6	–	2,634,664	2,634,664
Foreign	8	259,800	686,256	946,056
Fastener Products				
Domestic	17	848,055	1,287,000	2,135,055
Foreign	18	477,276	594,025	1,071,301
Industrial Products				
Domestic	13	205,525	586,850	792,375
Foreign	6	78,200	114,150	192,350
Discontinued Operations				
Domestic	7	53,289	283,800	337,089
Foreign	5	64,500	165,500	230,000
Total Company				
Domestic	84	1,736,348	7,643,910	9,380,258
Foreign	43	1,035,776	1,932,891	2,968,667
Total	127	2,772,124	9,576,801	12,348,925

We believe our principal properties include facilities suitable and adequate for our present needs for the manufacture of our products. We continue to expand our manufacturing capacity to meet anticipated market demand for our products; see "Item 7. Management's Discussion and Analysis."

ITEM 3. LEGAL PROCEEDINGS

For a description of claims relating to environmental matters, see "Item 1. Business-Environmental Compliance."

Various lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits will have no significant effect on our consolidated financial position, results of operations, cash flows or business.

Like many other industrial companies in recent years, we are a defendant in lawsuits alleging personal injury as a result of exposure to chemicals and particulates, including asbestos, integrated into our premises and processes and certain historical products. The particulates at issue are no longer incorporated in any currently manufactured products and we have implemented safety protocols to reduce exposure to chemicals and remaining particulates in the workplace. To date, we have been dismissed from a number of these suits and have settled a number of others. Based on the information available to us as of the date of filing of this report, we believe, based on our review of the facts and the law, that the potential exposure from the resolution of any or all of these matters will not have a material adverse effect on the Company's results of operations, financial condition or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT[a]

Name	Officer Since	Age	Position Held With the Registrant
Mark Donegan	[b] 1992	48	Chairman and Chief Executive Officer
William D. Larsson	[c] 1980	59	Senior Vice President and Chief Financial Officer
Wayne F. Robbins	[d] 2002	54	Executive Vice President and President–PCC Flow Technologies
Ross M. Lienhart	[e] 2004	52	Senior Vice President and President–PCC Structurals
Steven G. Hackett	[f] 2004	48	Senior Vice President and President–Fastener Products Division
Dennis L. Konkol	[g] 2004	46	Senior Vice President and President–Industrial Products Division
Christopher L. Ayers	[h] 2005	38	Senior Vice President and President–Wyman-Gordon
Roger A. Cooke	[i] 2000	56	Vice President–Regulatory and Legal Affairs and Secretary
Shawn R. Hagel	[j] 1997	39	Vice President, Corporate Controller and Assistant Secretary
Geoffrey A. Hawkes	[k] 1999	46	Vice President, Treasurer and Assistant Secretary
Mark R. Roskopf	[l] 1999	43	Vice President–Corporate Taxes and Assistant Secretary
Byron J. Gaddis	[m] 2000	48	Vice President and Chief Information Officer
Kirk G. Pulley	[n] 2004	36	Vice President–Strategic Planning and Corporate Development

[a] *The officers serve for a term of one year and until their successors are elected. Unless otherwise indicated, all positions have been held for the last five years.*

[b] *Elected Chairman in 2003 and Chief Executive Officer in 2002. Previously was elected Executive Vice President in 1992. Named President–Wyman-Gordon in 1999. Previously served as President–PCC Structurals.*

[c] *Elected Vice President–Finance in 1980. Named Vice President and Chief Financial Officer in 1993. Elected Senior Vice President in 2000.*

[d] *Elected Executive Vice President and President–PCC Flow Technologies in 2002. Prior to joining PCC in 2001 as Vice President of Strategic Planning and Business Development–PCC Flow Technologies, he was President of DeZURIK, a subsidiary of SPX Corporation, which manufactures industrial control valves. Prior to 2000, he held the position of Vice President of Marketing and Research and Development for the same company.*

[e] *Elected Senior Vice President and President–PCC Structurals in 2004. Previously served as Vice President of PCC Structurals large parts business operations.*

[f] *Elected Senior Vice President and President–Fastener Products Division in 2004. Previously, he was Vice President in charge of PCC Structurals' small structural business operations.*

[g] *Elected Senior Vice President and President–Industrial Products Division in 2004. He was named President of PCC's Industrial Products business in March 2003. Previously, he was President of J&L Fiber Services.*

[h] *Elected Senior Vice President and President–Wyman Gordon in 2005. Previously served as the President of Wyman-Gordon Forgings West.*

[i] *Elected Vice President–Regulatory and Legal Affairs and Secretary in 2000.*

[j] *Elected Corporate Controller and Assistant Secretary in 1997 and Vice President in 2000. Previously served as Corporate Financial Reporting Manager.*

[k] *Elected Treasurer and Assistant Secretary in 1999 and Vice President in 2000.*

[l] *Elected Director of Corporate Taxes and Assistant Secretary in 1999 and Vice President–Corporate Taxes in 2000.*

[m] *Elected Chief Information Officer and Vice President in 2000. Previously served as Director of Airframe Development and Research and Development at PCC Structurals.*

[n] *Elected Vice President–Strategic Planning and Corporate Development in 2004. Prior to joining PCC, he was a Vice President in investment banking with Goldman Sachs & Co.*

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of April 3, 2005, there were 5,633 shareholders of record of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange. For information concerning the high and low closing prices of PCC common stock, refer to the Quarterly Financial Information table in Item 8. Notes to Consolidated Financial Statements. We expect to continue to pay quarterly cash dividends, subject to our earnings, financial condition and other factors.

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Summary of Selected Financial Data

(Unaudited) *(In millions, except employee, shareholder and per share data)*	2005	2004	2003	2002	2001
Net sales	$ 2,919.0	$ 1,913.1	$ 1,808.5	$ 2,191.3	$ 1,997.1
Net (loss) income:					
Continuing operations	$ 239.5	$ 126.9	$ 150.6	$ 71.4	$ 127.7
Net (loss) income	$ (1.7)	$ 117.9	$ 124.3	$ 42.4	$ 124.9
Net (loss) income excluding goodwill amortization	$ (1.7)	$ 117.9	$ 124.3	$ 69.3	$ 151.7
Return on sales from continuing operations	8.2%	6.6%	8.3%	3.3%	6.4%
Return on beginning shareholders' investment from continuing operations	14.0%	12.0%	15.8%	7.9%	16.5%
Net (loss) income per common share (basic):					
Continuing operations	$ 3.67	$ 2.25	$ 2.87	$ 1.38	$ 2.55
Net (loss) income	$ (0.03)	$ 2.09	$ 2.37	$ 0.82	$ 2.50
Net (loss) income excluding goodwill amortization	$ (0.03)	$ 2.09	$ 2.37	$ 1.34	$ 3.03
Net (loss) income per common share (diluted):					
Continuing operations	$ 3.60	$ 2.20	$ 2.84	$ 1.37	$ 2.51
Net (loss) income	$ (0.03)	$ 2.05	$ 2.35	$ 0.81	$ 2.45
Net (loss) income excluding goodwill amortization	$ (0.03)	$ 2.05	$ 2.35	$ 1.33	$ 2.98
Cash dividends declared per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Average shares of common stock outstanding	65.3	56.4	52.4	51.6	50.0
Working capital	$ 433.4	$ 274.7	$ 161.1	$ 151.4	$ 199.6
Total assets	$ 3,625.0	$ 3,755.5	$ 2,467.6	$ 2,565.7	$ 2,573.9
Total debt	$ 843.0	$ 1,077.5	$ 692.1	$ 901.5	$ 1,052.7
Total equity	$ 1,780.4	$ 1,714.6	$ 1,061.7	$ 951.8	$ 901.8
Total debt as a percent of total debt and equity	32.1%	38.6%	39.5%	48.6%	53.9%
Book value per share	$ 26.77	$ 29.77	$ 20.03	$ 18.23	$ 17.58
Capital expenditures(1)	$ 67.6	$ 68.0	$ 71.3	$ 125.3	$ 90.2
Number of employees(2)	15,384	16,672	11,866	13,813	14,288
Number of shareholders of record	5,633	5,429	5,685	6,143	5,691

(1) *Includes capital expenditures of discontinued operations*

(2) *Includes employees of discontinued operations*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business overview

Fiscal 2005 was a very successful year on multiple fronts for Precision Castparts Corp ("PCC" or "the Company"). Spurred by the addition of SPS Technologies ("SPS"), which was acquired in the third quarter of fiscal 2004, and by vigorous growth in PCC's core aerospace and power generation markets, PCC delivered strong operating results and attained record levels in sales, operating income, net income and earnings per share from continuing operations.

The successful integration of SPS was a significant contributor to the strong performance achieved in fiscal 2005. During the year, the acquired SPS operations rapidly realized substantial synergies and operating margin improvement, and in the fourth quarter, the fastener operations of SPS were bolstered by new opportunities from the acquisition of Air Industries Corporation ("AIC"). AIC's significant market presence in structural airframe bolts and expertise in manufacturing titanium fastener products greatly expands the manufacturing capabilities and range of products that the Fastener Products segment can offer to its customers. AIC's fiscal 2005 operating results, which included only three weeks of activity in the fourth quarter, were immediately accretive to earnings. In addition to the strong performance from the SPS operations, leverage from improving market conditions and increased market shares, coupled with on-going cost take-outs throughout the Company, helped PCC's pre-SPS acquisition base businesses achieve excellent operating results during the year, despite strong headwinds from higher raw material costs and contractual price reductions.

Also during the year, the Company divested substantially all of its non-core pumps and valves businesses that were part of the now discontinued Fluid Management Products segment, as well as certain non-core businesses from the SPS acquisition. These divestitures, which generated $164.2 million of cash, will enable the Company to focus more attention and resources on its core markets and businesses. The Company also retired $200 million of 8.75 percent debt in the fourth quarter, which drove the debt-to-capitalization ratio from 38.6 percent at the end of fiscal 2004 to 32.1 percent at the end of fiscal 2005. With a strengthening credit profile, PCC is well positioned to take advantage of opportunities for growth in fiscal 2006 and beyond.

Looking ahead to fiscal 2006, the stage is set for another strong year. Not only will PCC benefit in fiscal 2006 from the recovery of OEM build rates in both the aerospace and power generation markets, the Company will also benefit from the impact of continuing strong aftermarket sales, market share gains and expansion of PCC's technologies into new markets. PCC also expects to achieve continuing performance improvements from its operations throughout the year. With these favorable conditions, the Company anticipates that overall growth in sales and earnings during the upcoming year will out pace forecasted industry growth rates for the aerospace, power generation and automotive markets.

	Fiscal Year			
	2005	2004	Change	% Change
Net sales	$2,919.0	$1,913.1	$1,005.9	53%
Cost of goods sold	2,265.4	1,484.9	780.5	53
Selling and administrative expenses	233.3	154.0	79.3	51
Restructuring and impairment	1.6	10.9	(9.3)	(85)
Other expense (income)	–	11.2	(11.2)	(100)
Interest expense, net	56.6	53.3	3.3	6
Income before income tax and minority interest	362.1	198.8	163.3	82
Income tax expense	121.3	70.5	50.8	72
Minority interest	(1.3)	(1.4)	(0.1)	(7)
Net income from continuing operations	239.5	126.9	112.6	89
Net loss from discontinued operations	(241.2)	(9.0)	(232.2)	(2,580)
Net (loss) income	$ (1.7)	$ 117.9	$ (119.6)	(101)%
Net income per share from continuing operations (basic)	$ 3.67	$ 2.25	$ 1.42	63%
Net loss per share from discontinued operations (basic)	(3.70)	(0.16)	(3.54)	(2,213)
Net (loss) income per share (basic)	$ (0.03)	$ 2.09	$ (2.12)	(101)%
Net income per share from continuing operations (diluted)	$ 3.60	$ 2.20	$ 1.40	64%
Net loss per share from discontinued operations (diluted)	(3.63)	(0.15)	(3.48)	(2,320)
Net (loss) income per share (diluted)	$ (0.03)	$ 2.05	$ (2.08)	(101)%

	Fiscal Year			
Sales by Market	2005	2004	Change	% Change
Aerospace	$1,609.8	$1,184.5	$ 425.3	36%
% of total	*55%*	*62%*		
Power Generation	510.1	330.4	179.7	54
% of total	*18%*	*17%*		
Automotive	275.6	103.6	172.0	166
% of total	*9%*	*5%*		
General Industrial and Other	523.5	294.6	228.9	78
% of total	*18%*	*16%*		
Total Sales	$2,919.0	$1,913.1	$1,005.9	53%
% of total	*100%*	*100%*		

Total sales for fiscal 2005 were $2,919.0 million, an increase of $1,005.9 million, or 53 percent from fiscal 2004 sales of $1,913.1 million. The former SPS businesses contributed a full year of sales in fiscal 2005 compared to 17 weeks in fiscal 2004. Total aerospace sales increased 36% over fiscal 2004 levels, while as a percent of total sales, fiscal 2005 aerospace sales declined to 55% compared to 62% in fiscal 2004. Power generation sales increased 54 percent over fiscal 2004 levels, and increased from 17 percent of total sales in fiscal 2004 to 18 percent of total sales in fiscal 2005. Sales to the general industrial and other markets grew by 78 percent, and the automotive market grew by 166%, primarily due to a full year of sales from the SPS operations. A recovery in commercial aircraft deliveries, coupled with strong aftermarket sales and increased market share gains in the aerospace and power generation markets led to increased sales in the Investment Cast Products and Forged Products segments. According to JSA Research as of October 2004, commercial aircraft deliveries were forecasted to increase approximately 13 percent in calendar year 2005 from calendar year 2004 compared with declining deliveries since calendar year 2001. Because of manufacturing lead times required to support aircraft deliveries, PCC began realizing these calendar 2005 forecasted increases during its fiscal 2005. In addition, continued growth in the seamless pipe market in the Forged Products segment, and expansion of the Company's metal injection molding technology in the automotive sector and strength in the pulp and paper market contributed to higher sales in the Industrial Products segment.

Cost of goods sold was $2,265.4 million, or 78 percent of sales, in fiscal 2005 as compared to $1,484.9 million, or 78 percent of sales, in fiscal 2004. The flat year-over-year percentage reflects the impact of leverage from higher sales volume and improved operating efficiencies, offset by increased raw material costs and lower sales prices in fiscal 2005.

Selling and administrative expenses were $233.3 million, or 8 percent of sales, in fiscal 2005 compared to $154.0 million, or 8 percent of sales, in fiscal 2004. The flat year over year percentage was due to a full year of SPS' results, which has higher SG&A as a percent of sales than PCC's base businesses, offset by the leverage from higher sales volume.

Net income from continuing operations for fiscal 2005 was $239.5 million, or $3.60 per share (diluted), which included restructuring and asset impairment charges totaling $0.02 per share (diluted). By comparison, net income from continuing operations for fiscal 2004 was $126.9 million, or $2.20 per share (diluted), which included restructuring and impairment charges totaling $0.13 per share (diluted), and other expense associated with financing the SPS acquisition of $0.12 per share. Fiscal 2005 net loss after discontinued operations was $1.7 million, or a net loss of $0.03 per share (diluted), compared with net income of $117.9 million, or $2.05 per share (diluted) in fiscal 2004. The fiscal 2005 net loss includes charges totaling $248.0 million, or $3.73 per share (diluted), related to the disposition of the pumps and valves businesses.

Business acquisitions

On March 8, 2005, PCC acquired 100 percent of the outstanding shares of common stock of Air Industries Corporation ("AIC") for $190.7 million paid in cash. AIC is a leading manufacturer of airframe fasteners, which include bolts, pins, and screws made from titanium and nickel-based alloys. This acquisition is expected to significantly enhance PCC's presence in the aerospace fastener market by expanding the range of fastener products offered to PCC's aerospace customers. AIC will operate as part of the Fastener Products segment.

On December 9, 2003, PCC acquired 100 percent of the outstanding shares of common stock of SPS Technologies, Inc. SPS was acquired to strengthen and build upon the Company's core businesses, technologies and customer relationships. In addition, SPS' complementary manufacturing processes provide the Company with opportunities to enhance efficiencies and reduce costs. The aggregate purchase price was $728.8 million, which included $294.2 million of cash, PCC common stock valued at $425.1 million and $9.5 million of cash paid for transaction fees. In addition, SPS paid $39.3 million for change of control payments and transaction fees as of the close of the transaction. The value of the 9.3 million shares of PCC common stock issued in connection with the acquisition was determined based on the quoted market price of PCC's common stock on and around the date of the close of the transaction.

SPS is a supplier of fasteners and other metal products to the aerospace, automotive, and general industrial markets. SPS' former Specialty Materials and Alloys group now operates as part of the Investment Cast Products segment. A new segment, Fastener Products, was established and comprises SPS' former Aerospace Fasteners and Engineered Fasteners groups. SPS' former tool group now operates as part of the Industrial Products segment. In addition, three former SPS businesses–Dacar, which was sold in the third quarter of fiscal 2005, Magnetics, which was sold in the fourth quarter of fiscal 2005 and Mohawk, which was sold subsequent to the end of fiscal 2005–were classified as held for sale in the third quarter of fiscal 2004, and their results were included in discontinued operations until their disposition.

Discontinued operations

The Company's financial statements were significantly impacted by activities relating to the planned divestiture of a number of PCC's businesses. These businesses have been accounted for under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, any operating results of these businesses are presented in the Company's Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified.

Fiscal 2005

In the second quarter of fiscal 2005, the Company decided to sell all of the pumps and valves businesses of PCC Flow Technologies, with the exception of E/One. The businesses held for sale were reclassified from the Fluid Management Products segment to discontinued operations. The E/One business was retained and is now included in the Industrial Products segment. All of the pumps and valves businesses, with the exception of PCC Eurovalves, were sold in the third quarter of fiscal 2005. PCC Eurovalves, which is located in The Netherlands, continues to be marketed. PCC's decision to sell the pumps and valves businesses in the second quarter of fiscal 2005 resulted in a charge of $245.0 million, of which $219.1 million was associated with the write-down of goodwill. The remainder related to the write-down of inventory, other amortizable assets and machinery and equipment to fair value less cost to sell. Approximately $240.0 million of the charge was non-cash. Subsequent to the second quarter, the Company recorded additional write-downs related to the disposition of the pumps and valves businesses, bringing the total net loss on disposal to $248.0 million.

Fiscal 2004

In the third quarter of fiscal 2004, three businesses acquired in the SPS transaction–Magnetics, Mohawk, and Dacar–were classified as held for sale and their results were included in discontinued operations. They were classified as discontinued operations because they were deemed to be non-core to the Company. Dacar was sold in the third quarter of fiscal 2005, Magnetics was sold in the fourth quarter of fiscal 2005, and Mohawk was sold in April 2005, subsequent to fiscal year-end.

In the second quarter of fiscal 2004, the Company incurred asset impairment and disposal charges associated with its decision to sell Newmans, a valve distribution company of PCC Flow Technologies. It was determined that Newmans' distribution business did not fit with PCC's manufacturing-focused operations and was not performing to the Company's expectations. The Company's decision to sell Newmans resulted in a charge of $19.2 million, principally related to the write-down of assets to net realizable value. The Newmans business was sold in the third quarter of fiscal 2004.

Fiscal 2003

In fiscal 2003, PCC incurred charges associated with the closure or sale of certain businesses of the Industrial Products segment and PCC Flow Technologies. Within the Industrial Products segment, the PCC Olofsson and Eldorado machine businesses were closed and the Eldorado gundrill tooling business was sold. In addition, the Company sold its controlling interest in Design Technologies International ("DTI") and certain intangible assets of Olofsson to minority shareholders of DTI. The closure or sale of these operations was in response to a steady and continual decline in the machine tool industry. In addition, PCC closed STW Composites ("STW") as it was deemed to be a non-core business to PCC. PCC also entered into an agreement to sell Fastener Engineers & Lewis Machine ("FELM") and began actively marketing PCC Superior Fabrication for sale in the fourth quarter. FELM was sold during the first quarter and PCC Superior Fabrication was sold in the fourth quarter of fiscal 2004. Within PCC Flow Technologies, the Company began marketing Barber Industries in the fourth quarter of fiscal 2003 and sold the business in the fourth quarter of fiscal 2004. The Company recorded disposal expenses in fiscal 2003 totaling $42.4 million related to the write-down of remaining inventory and property, plant and equipment to fair value less cost to sell, the write-down of accounts receivable and other current assets to net realizable value, and incremental costs directly related to the closure or sale of the businesses, such as pension, severance and lease termination costs.

Restructuring, asset impairment and other non-recurring charges

The following table provides significant components of amounts recorded in the Consolidated Statements of Income related to the Company's restructuring and asset impairment charges.

Fiscal	**2005**	2004	2003
Provision for restructuring:			
Severance	$ –	$ 8.2	$ 19.7
Other	**0.1**	1.4	–
Impairment of long-lived assets	**1.5**	1.3	–
Total	**$ 1.6**	$ 10.9	$ 19.7

The following table provides a rollforward of amounts included in accrued liabilities for restructuring reserves:

Fiscal	**2005**	2004	2003
Restructuring reserve at beginning of period	**$ 5.0**	$ 14.7	$ 6.1
Provision–continuing operations	**0.1**	9.6	19.7
Cash payments	**(2.6)**	(19.9)	(10.1)
Non-cash adjustments	**(0.5)**	0.6	(1.0)
Restructuring reserve at end of period	**$ 2.0**	$ 5.0	$ 14.7

During the fourth quarter of fiscal 2005, PCC recorded provisions for restructuring and impairment of long-lived assets totaling $1.6 million, principally related to additional costs associated with a business that was closed several years ago. The tax-effected impact of these charges was $1.1 million, or $0.02 per share (diluted).

Taking into consideration current and forecasted conditions in markets served by the Company, PCC regularly assesses its cost structure to ensure that operations are properly sized for prevailing market conditions. Based on the Company's most recent assessment, there are no current plans to restructure operations in fiscal 2006.

Other expense (income)

Other expense of $11.2 million was recorded in the third quarter of fiscal 2004 to reflect the write-off of unamortized bank fees ($2.8 million) from early termination of bank credit facilities and the termination of an interest rate swap ($8.4 million) associated with debt refinancing, both in connection with the SPS acquisition.

Outlook

The Company expects that the aerospace and power generation markets will continue to strengthen in fiscal 2006 as aircraft build-rates increase and industrial gas turbine businesses recover, coupled with continued market share gains and strong demand in China for seamless pipe. Continued market share gains and expansion of PCC's technologies in the automotive market will also improve sales in fiscal 2006, while other markets served by the Company are expected to be relatively flat, or slightly improved from fiscal 2005. Overall, sales are expected to grow by approximately 10-15 percent from fiscal 2005. The Company anticipates its overall growth in fiscal 2006 will exceed forecasted industry OEM build rates for the aerospace, power generation and automotive markets as a result of increased aftermarket business, continued market share gains and expansion of PCC's technologies into new markets. Operating margins, as a percent of sales, are expected to show modest improvement over fiscal 2005 levels principally due to leverage from higher sales volume and improved operating performance, tempered somewhat by the impact of expected increases in zero-margin pass-through of higher metal costs.

Financial results by segment

PCC has organized the Company's business segments along its four major product lines and reports financial results in the following four segments: Investment Cast Products, Forged Products, Fastener Products and Industrial Products. Operating income amounts discussed below exclude restructuring and asset impairment charges.

	Fiscal Year			% Change	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Net sales					
Investment Cast Products	$1,360.6	$1,042.8	$1,071.3	30%	(3)%
Forged Products	631.7	502.4	566.9	26	(11)
Fastener Products	691.3	181.3	–	281	n/a
Industrial Products	235.4	186.6	170.3	26	10
Consolidated net sales	$2,919.0	$1,913.1	$1,808.5	53%	6%
Operating income					
Investment Cast Products	$ 256.0	$ 190.4	$ 210.7	34%	(10)%
% of sales	*19%*	*18%*	*20%*		
Forged Products	76.1	64.7	81.5	18	(21)
% of sales	*12%*	*13%*	*14%*		
Fastener Products	88.3	13.5	–	554	n/a
% of sales	*13%*	*7%*	–		
Industrial Products	42.5	32.5	25.3	31	28
% of sales	*18%*	*17%*	*15%*		
Corporate expense	(42.6)	(26.9)	(27.9)	(58)	(4)
Operating income	420.3	274.2	289.6	53%	(5)%
% of sales	*14%*	*14%*	*16%*		
Provision for restructuring	0.1	8.7	19.7		
Impairment of long-lived assets	1.5	2.2	–		
Other expense (income)	–	11.2	(14.5)		
Interest expense, net	56.6	53.3	55.5		
Consolidated income before income taxes and minority interest	$ 362.1	$ 198.8	$ 228.9		

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils, and the Specialty Materials and Alloys Group ("SMAG"), which was acquired with SPS in the third quarter of fiscal 2004. These businesses manufacture investment castings, or provide materials and alloys, for aircraft engines, industrial gas turbine (IGT) engines, airframes, armaments, medical prostheses and other industrial applications.

	Fiscal Year			% Change	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Sales by Market					
Aerospace	$ 847.7	$ 722.7	$ 716.9	17%	1%
% of total	*62%*	*69%*	*67%*		
Power Generation	333.0	233.0	297.5	43	(22)
% of total	*24%*	*22%*	*28%*		
Automotive	9.7	7.1	2.7	37	163
% of total	*1%*	*1%*	*0%*		
General Industrial & Other	170.2	80.0	54.2	113	48
% of total	*13%*	*8%*	*5%*		
Total Sales	$1,360.6	$1,042.8	$1,071.3	30%	(3)%
% of total	*100%*	*100%*	*100%*		
Operating income	$ 256.0	$ 190.4	$ 210.7	34%	(10)%
% of sales	*19%*	*18%*	*20%*		

Fiscal 2005 compared with fiscal 2004

The Investment Cast Products segment reported fiscal 2005 sales of $1,360.6 million and operating income of $256.0 million, or 19 percent of sales. Fiscal 2005 sales increased 30 percent from the prior year's sales of $1,042.8 million, and operating income increased by 34 percent over the prior year's operating income of $190.4 million, or 18 percent of sales. The SMAG businesses contributed a full year of results in fiscal 2005 compared to 17 weeks in fiscal 2004. The increase in sales of the base businesses was driven by continued recovery in the power generation and aerospace markets, with solid aftermarket growth as well as market share gains. The increase in operating income principally reflected the impact of the higher sales volume and operating improvements, partially offset by lower selling prices and higher raw material costs, mainly nickel and cobalt, which have increased approximately 25 percent and 40 percent, respectively, on the London Metal Exchange (LME) and Metal Bulletin COFM.8 Index (Bloomberg) compared to fiscal 2004. The improvement in operating margins as a percentage of sales was mainly due to the leverage from the higher sales volume and improved manufacturing performance, partially offset by the impact of lower selling prices, higher raw material costs and pass-through pricing.

The Investment Cast Products segment anticipates higher sales associated with the Aerospace and Power Generation markets in fiscal 2006. Operating margins, as a percent of sales, are expected to improve in fiscal 2006 as a result of leverage from the higher sales volume and continued improvements in operating efficiencies, partially offset by the impact of pass-through pricing.

Fiscal 2004 compared with fiscal 2003

The Investment Cast Products segment reported fiscal 2004 sales of $1,042.8 million and operating income of $190.4 million, or 18 percent of sales. Fiscal 2004 sales decreased 3 percent from the prior year's $1,071.3 million, and operating income decreased by 10 percent over the prior year's $210.7 million, or 20 percent of sales. The addition of SPS' SMAG businesses in December 2003 contributed $40.4 million of sales and $6.4 million of operating income, or 16 percent of sales, to fiscal 2004 results. The overall sales decline compared to fiscal 2003 was due to continued weakness in both the aerospace and power generation markets, combined with the impact of price reductions. Despite the sales decline and higher raw material costs compared to fiscal 2003, the Investment Cast Products segment was able to achieve solid operating margins due to continued aggressive cost takeout throughout its operations and improvements in manufacturing performance.

Forged Products

The Forged Products segment consists of the forging operations of Wyman-Gordon. Forged Products' sales to the aerospace and power generation markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales going to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe for the power generation and the oil and gas industries.

	Fiscal Year			% Change	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Sales by Market					
Aerospace	$439.0	$367.8	$395.6	19%	(7)%
% of total	*70%*	*73%*	*70%*		
Power Generation	166.9	90.0	119.0	85	(24)
% of total	*26%*	*18%*	*21%*		
Automotive	2.6	0.1	9.9	2500	(99)
% of total	*0%*	*0%*	*2%*		
General Industrial & Other	23.2	44.5	42.4	(48)	5
% of total	*4%*	*9%*	*7%*		
Total Sales	$631.7	$502.4	$566.9	26%	(11)%
% of total	*100%*	*100%*	*100%*		
Operating income	$ 76.1	$ 64.7	$ 81.5	18%	(21)%
% of sales	*12%*	*13%*	*14%*		

Fiscal 2005 compared with fiscal 2004

The Forged Products segment reported fiscal 2005 sales of $631.7 million and operating income of $76.1 million, or 12 percent of sales. Fiscal 2005 sales increased 26 percent from the prior year's sales of $502.4 million, and operating income increased by 18 percent over the prior year's operating income of $64.7 million, or 13 percent of sales. The increase in sales includes approximately $18.8 million of higher prices related to pass-through of increased nickel costs. The volume increase was due to heavy demand for aerospace components as well as continued demand for seamless pipe to the power generation market in China. Operating income as a percent of sales benefited in the current year from the higher volume, but was lower than last year due to higher material costs, mainly nickel and titanium, which have increased approximately 25 percent and 135 percent, respectively, on the LME (Bloomberg) and TI 6-4 Bulk Weldables Index (metalprices.com) since fiscal 2004.

Sales in fiscal 2006 within this segment are expected to benefit from continued growth in the aerospace market and continued growth in extruded pipe sales, as well as recovery in the industrial gas turbine market. Operating income is expected to benefit from the higher sales volume and the favorable impact of contract terms that allow for pass-through pricing of higher material costs. While these recoveries will increase segment revenues and protect operating income, they will have a dampening effect on related improvements in operating income as a percentage of sales.

Fiscal 2004 compared with fiscal 2003

The Forged Products segment reported sales of $502.4 million for fiscal 2004, a decrease of $64.5 million, with operating income of $64.7 million, or 13 percent of sales, a decrease of $16.8 million from the fiscal 2003 level of $81.5 million, or 14 percent of sales. The sales decline was due to reduced demand for commercial aerospace products as well as products for the power generation market, partially offset by increased demand for military aerospace products. Operating margins within this segment are significantly impacted by the deleveraging effect of the sales decline due to the capital-intensive nature of the forging business. Higher raw material costs, as well as price concessions, also reduced operating margins. Cost reductions and benefits from settlement of a supply agreement between Wyman-Gordon and Timet helped to partially offset the impact of these items.

Fastener Products

The Fastener Products segment includes SPS' former Aerospace Fasteners and Engineered Fasteners groups that were acquired in December 2003. The businesses that comprise this segment produce fasteners, fastener systems and components for critical applications in the aerospace, automotive and industrial machinery markets.

	Fiscal Year			% Change	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Sales by Market					
Aerospace	$316.4	$ 87.6	$ –	261%	n/a%
% of total	*46%*	*48%*			
Power Generation	2.7	1.4	–	93	n/a
% of total	*0%*	*1%*			
Automotive	215.6	54.6	–	295	n/a
% of total	*31%*	*30%*			
General Industrial & Other	156.6	37.7	–	315	n/a
% of total	*23%*	*21%*			
Total Sales	$691.3	$181.3	$ –	281%	n/a%
% of total	*100%*	*100%*			
Operating income	$ 88.3	$ 13.5	$ –	554%	n/a%
% of sales	*13%*	*7%*	–		

Fiscal 2005 compared with fiscal 2004

The Fastener Products segment reported fiscal 2005 sales of $691.3 million and operating income of $88.3 million, or 13 percent of sales. Fiscal 2005 sales increased $510.0 million from the prior year's sales of $181.3 million, and operating income increased $74.8 million over the prior year's operating income of $13.5 million, or 7 percent of sales. Fiscal 2004 included approximately 17 weeks of activity since PCC acquired SPS on December 9, 2003. The segment was favorably affected by strong aerospace sales and continues to benefit from market share gains at major aerospace customers. Cost take-outs and stream-lined manufacturing processes have significantly improved operating margins as a percent of sales since the acquisition of SPS.

Sales within the Fastener Products segment will continue to grow during fiscal 2006 as a result of improving conditions in the aerospace industry, market share gains and a full year of sales from AIC. Operating income as a percentage of sales should also improve due to continuing realization of synergies, cost take-outs and leverage from higher sales.

Fiscal 2004 compared with fiscal 2003

The Fastener Products segment recorded sales of $181.3 million of sales and operating income of $13.5 million, or 7 percent of sales, for the year, which included approximately 17 weeks of activity since PCC acquired SPS on December 9, 2003. Since its acquisition, the Fastener Products segment has rapidly achieved cost reductions and synergies, while also increasing market share in airframe and aircraft engine sectors and opening-up share gain opportunities with major automotive customers.

Industrial Products

The Industrial Products segment includes J&L Fiber Services, Advanced Forming Technology (AFT), E/One and the Precision Tool Group. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry and rebuilds refiner equipment that is used in the pulping process. AFT manufactures metal-injection-moldings, metal-matrix-composites, and ThixoFormed™ components for numerous industrial applications. E/One manufactures low-pressure sewer systems and detection systems for the power generation industry. The PCC Precision Tool Group, which consists of Reed-Rico and the SPS tool group, manufactures a broad range of cold-forming header and threader tools and dies.

	Fiscal Year			% Change	
	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Sales by Market					
Aerospace	$ 6.7	$ 6.4	$ 1.9	5%	237%
% of total	*3%*	*4%*	*1%*		
Power Generation	7.5	6.0	8.6	25	(30)
% of total	*3%*	*3%*	*5%*		
Automotive	*47.7*	*41.8*	*11.2*	*14*	*273*
% of total	*20%*	*22%*	*7%*		
General Industrial & Other	173.5	132.4	148.6	31	(11)
% of total	*74%*	*71%*	*87%*		
Total Sales	$235.4	$186.6	$170.3	26%	10%
% of total	*100%*	*100%*	*100%*		
Operating income	$ 42.5	$ 32.5	$ 25.3	31%	28%
% of sales	*18%*	*17%*	*15%*		

Fiscal 2005 compared with fiscal 2004

The Industrial Products segment's sales increased by 26 percent, from $186.6 million in fiscal 2004 to $235.4 million in fiscal 2005, and its operating income increased from $32.5 million, or 17 percent of sales, to $42.5 million, or 18 percent of sales. The sales increase reflects the addition of sales from SPS' Precision Tool Group, market share gains in the automotive industry, and improved conditions in the aerospace and pulp and paper markets. Operating margins, as a percent of sales, benefited from the higher volume, coupled with increased production at low-cost manufacturing facilities in Hungary and India, partially offset by the impact of adding the SPS businesses, which have lower operating margins.

In fiscal 2006, sales within this segment should continue to benefit from the consolidation of the Reed-Rico and the SPS tool businesses, which will increase PCC's worldwide share of the fastener tooling market. Operating margins are also expected to increase as a result of improved cost structures and leverage from higher volume.

Fiscal 2004 compared with fiscal 2003

The Industrial Products segment's sales increased by 10 percent, from $170.3 million in fiscal 2003 to $186.6 million in fiscal 2004, and its operating income increased from $25.3 million, or 15 percent of sales, to $32.5 million, or 17 percent of sales. The increase in sales was due to the addition of SPS' tool group, which contributed $9.4 million of sales, as well as improved market conditions in the automotive sector. Operating margins benefited from the higher volume, coupled with new product introductions, increased productivity and successful ramp-up of production at low-cost manufacturing facilities in Hungary and India, partially offset by the impact of adding the SPS businesses, which have lower margins.

Interest and taxes

Net interest expense in fiscal 2005 was $56.6 million, as compared with $53.3 million in fiscal 2004. The higher interest expense resulted from higher average debt levels and higher effective borrowing rates during fiscal 2005 compared to fiscal 2004.

The effective tax rate for fiscal 2005 was 33 percent, compared with 35 percent in fiscal 2004. The lower tax rate in fiscal 2005 is principally due to recognition of $4.0 million of tax benefits related to the write-off of intercompany loans and due to increased earnings in jurisdictions with lower tax rates.

Liquidity and capital resources

Total assets of $3,625.0 million at April 3, 2005, represented a $130.5 million decrease from the $3,755.5 million balance at March 28, 2004, reflecting the write-off of the pumps and valves businesses, partially offset by the acquisition of AIC, higher inventory and accounts receivable balances to support improved business conditions and higher cash balances. Total capitalization at April 3, 2005, was $2,623.4 million, consisting of $843.0 million of debt and $1,780.4 million of equity. The debt-to-capital ratio decreased from 38.6% at the end of fiscal 2004 to 32.1% at April 3, 2005.

Cash requirements for the year included debt payments of $230.3 million, including $200.0 million for the repayment of the Company's 8.75 percent public note due in March 2005, $190.7 million for the acquisition of AIC, $93.4 million of pension contributions ($60.0 million were voluntary), $61.7 million for capital expenditures, $7.7 million for dividends and $10.9 million for discontinued operations. These requirements were funded by $239.5 million of net income from continuing operations adjusted for $97.0 million of depreciation and amortization, $23.7 million of deferred income taxes, $59.9 million for decreased working capital, $164.2 million of proceeds from the sale of the pumps and valves businesses of PCC Flow Technologies and the Magnetics business, $41.2 million from the sale of common stock through ESPP purchases and stock option exercises, and $42.8 million from other activities. The ending cash balance at April 3, 2005 was $153.9 million, up $73.6 million from the fiscal 2004 ending balance.

Capital spending of $61.7 million in fiscal 2005 principally provided for equipment maintenance and upgrades, capacity expansion and cost reduction projects. The capital spending plan for fiscal 2006, which is approximately $50.0 million higher than spending in fiscal 2005, provides for cost reduction, capacity expansion, equipment maintenance and upgrades, and safety projects throughout the company.

Management believes that the Company can fund requirements for working capital, pension and other postretirement benefit obligations, capital spending, cash dividends, scheduled repayment of debt and potential acquisitions from cash generated from operations, borrowing from existing or new bank credit facilities, issuance of public or privately placed debt securities, or the issuance of equity instruments.

Contractual obligations and commercial commitments

The Company is obligated to make future payments under various contracts such as debt agreements and lease agreements. The following table represents the Company's contractual cash obligations as of April 3, 2005 (in millions) and the estimated timing of future cash payments:

Contractual Cash Obligations	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$ 837.0	$ 38.3	$ 41.2	$ 205.8	$ 252.8	$ 55.2	$243.7
Operating leases	86.0	20.4	21.0	12.4	10.2	6.8	15.2
Interest on fixed-rate debt	157.4	29.6	28.5	25.1	16.4	14.3	43.5
Interest on variable-rate debt(1)	53.5	15.5	14.8	13.4	8.9	0.6	0.3
Total	$ 1,133.9	$ 103.8	$ 105.5	$ 256.7	$ 288.3	$ 76.9	$302.7

(1) *Interest on variable-rate debt is based on current prevailing interest rates.*

The table above excludes estimated required cash contributions to the Company's qualified pension plans totaling approximately $89.5 million over the next five years: $15.2 million in fiscal 2006, $12.0 million in fiscal 2007, $15.4 million in fiscal 2008, $24.1 million in fiscal 2009 and $22.8 million in fiscal 2010. The Company also has benefit payments due under its non-qualified pension and other post-retirement benefit plans that are not required to be funded in advance, but are pay-as-you-go. See the pension and other postretirement benefit plans footnote to the Consolidated Financial Statements for additional information.

Critical accounting policies

The Company has identified the policies below as critical to PCC's business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on PCC's business operations are discussed throughout the Management's Discussion and Analysis where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other significant accounting policies, see the Notes to the Consolidated Financial Statements of this Annual Report. Note that the preparation of this Annual Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing aftermarket repair and maintenance and engineering activities, are recognized as services are performed. Shipping and handling costs billed to customers are included in revenue.

Accounts receivable reserve

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where PCC is aware of a customer's inability to meet its financial obligations (e.g., bankruptcy filings), a specific reserve for bad debts against amounts due is recorded to reduce the receivable to the amount the Company reasonably expects will be collected. In addition, the Company records reserves for bad debts based on other quantitative measures, which include the analysis of historical write-offs and the age of outstanding receivables. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Although the Company considers these balances adequate and proper, changes in economic conditions in the markets in which the Company operates could have a material effect on the required reserve balances.

Valuation of inventories

All inventories are stated at the lower of the cost to purchase or manufacture the inventory or the current estimated market value of the inventory. Cost for work in process and metal inventories at a significant number of the Company's operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. The Company regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Therefore, although management makes every effort to ensure the accuracy of forecast demand, any significant unanticipated changes in demand could have a significant impact on the value of PCC's inventories and reported operating results.

Goodwill and acquired intangibles

From time to time, the Company acquires businesses in purchase transactions that typically result in the recognition of goodwill and other intangible assets, which may affect the amount of future period amortization expense and possible impairment charges. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements.

Recently issued accounting standards

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for our fiscal year beginning April 3, 2006. The Company does not expect that the adoption will have a material impact on our consolidated financial position or results of operations.

In December 2004, the FASB finalized SFAS No. 123 (revised 2004) ("123R), "Share Based Payment." SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements, with the cost measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123 or in the year of adoption. The effective date of SFAS No. 123R is the first quarter of the first fiscal year beginning after June 15, 2005, which is PCC's first quarter of fiscal 2007. PCC is currently evaluating these transition methods and the methodology to be used when adopting this statement. See "Stock-based compensation" in the Notes to Consolidated Financial Statements.

In December 2004, the FASB issued FASB Staff Position 109-1 (FSP 109-1) and 109-2 (FSP 109-2). FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes", with regard to the tax deduction on qualified production activities provision within H.R. 4520 The American Jobs Creation Act of 2004 (Act) that was enacted on October 22, 2004. FSP 109-2 provides guidance on a special one-time dividends received deduction on the repatriation of certain foreign earnings to qualifying U.S. taxpayers. The Act contains numerous provisions related to corporate and international taxation including repeal of the Extraterritorial Income (ETI) regime, creation of a new Domestic Production Activities (DPA) deduction and a temporary dividends received deduction related to repatriation of foreign earnings. The Act contains various effective dates and transition periods related to its provisions. Under the guidance provided in FSP 109-1 the new DPA deduction will be treated as a "special deduction" as described in SFAS 109. As such, the special deduction has no effect on the Company's deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our income tax return. The repeal of ETI is transitioned in, effective with sales after January 1, 2005. The impact of this change was not material on our effective income tax rate for fiscal 2005. The replacement with a DPA deduction was not in effect for PCC fiscal year ended April 3, 2005 and therefore, did not affect our income tax provision for the year ended April 3, 2005. We do not expect the net effect of the phase-out of the ETI deduction and phase-in of the new DPA deduction to result in a material impact on our effective income tax rate in fiscal 2006. Under the guidance provided by FSP 109-2, the Financial Accounting Standards Board acknowledged that, due to the proximity of the Act's enactment date to many companies' year-ends and the fact that numerous provisions within the Act are complex and pending further regulatory guidance, many companies may not be in a position to assess the impact of the Act on their plans for repatriation or reinvestment of foreign earnings. Therefore, the FSP provided companies with a practical exception to the permanent reinvestment standards of SFAS 109 and APB No. 23 by providing additional time to determine the amount of earnings, if any, that they intend to repatriate under the Act's provisions. The company is not yet in a position to decide whether, and to what extent, foreign earnings may be repatriated to the U.S. Therefore, under the guidance provided in FSP 109-2, no deferred tax liability has been recorded in connection with the repatriation provisions of the Act. We are currently analyzing the impact of the temporary dividends received deduction provisions contained in the Act.

Forward-looking statements

Information included within this Form 10K describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, automotive, and other general industrial cycles; the relative success of the Company's entry into new markets; competitive pricing; the financial viability of the Company's significant customers; the availability and cost of energy, materials, supplies, and insurance, the cost of pension and postretirement medical benefits; equipment failures; relations with the Company's employees; the Company's ability to manage its operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; and implementation of new technologies and process improvements. Any forward-looking statements should be considered in light of these factors. The Company undertakes no obligation to publicly release any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At various times, the Company uses derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of strategic raw materials. Fluctuations in the market values of such derivative instruments are generally offset by reciprocal changes in the underlying economic exposures that the instruments are intended to hedge. Because derivative instruments are used solely as hedges and not for speculative trading purposes, they do not represent incremental risk to the Company. For further discussion of derivative financial instruments, refer to the "Summary of Significant Accounting Policies," "Fair Value of Financial Instruments" and "Financing Arrangements" sections in "Item 8. Notes to Consolidated Financial Statements."

Interest Rate Risk

The Company has variable rate debt obligations that expose the Company to interest rate risk. During the third quarter of fiscal 2004, the Company terminated an interest rate swap that fixed the interest rate on a portion of the outstanding borrowings under its terminated bank credit facility. If market interest rates had averaged 10 percent higher than actual levels in fiscal 2005 or 2004, the effect on the Company's interest expense and net income, after considering the effects of the interest rate swap contracts and interest rate cap, would not have been material.

Foreign Currency Risk

The majority of the Company's revenue, expense and capital purchasing activities are transacted in U.S. dollars; however, the Company is exposed to fluctuations in foreign currencies for transactions denominated in other currencies. As discussed in the "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, the Company had foreign currency hedges in place at April 3, 2005 and March 28, 2004 to reduce such exposure. The potential loss in fair value on such financial instruments from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates would not have been material to the financial position of the Company as of the end of fiscal 2005 or fiscal 2004.

Material Cost Risk

As discussed in the "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements, the Company had entered into long-term supply agreements to fix the purchase price of strategic raw materials at April 3, 2005 and March 28, 2004. In addition, PCC had escalation clauses related to raw material pricing in certain of the Company's contracts at April 3, 2005 and March 28, 2004. If market rates had averaged 10 percent higher than actual levels in either fiscal 2005 or 2004, the effect on the Company's cost of sales and net earnings, after considering the effects of these agreements and contracts, would not have been material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income

(In millions, except per share data)	**April 3, 2005**	March 28, 2004	March 30, 2003
Net sales	**$ 2,919.0**	$ 1,913.1	$ 1,808.5
Cost of goods sold	**2,265.4**	1,484.9	1,391.4
Selling and administrative expenses	**233.3**	154.0	127.5
Restructuring and impairment	**1.6**	10.9	19.7
Other expense (income)	**-**	11.2	(14.5)
Interest expense, net	**56.6**	53.3	55.5
Income before income tax and minority interest	**362.1**	198.8	228.9
Income tax expense	**121.3**	70.5	77.4
Minority interest	**(1.3)**	(1.4)	(0.9)
Net income from continuing operations	**239.5**	126.9	150.6
Net loss from discontinued operations	**(241.2)**	(9.0)	(26.3)
Net (loss) income	**$ (1.7)**	$ 117.9	$ 124.3
Net income per share from continuing operations (basic)	**$ 3.67**	$ 2.25	$ 2.87
Net loss per share from discontinued operations (basic)	**(3.70)**	(0.16)	(0.50)
Net (loss) income per share (basic)	**$ (0.03)**	$ 2.09	$ 2.37
Net income per share from continuing operations (diluted)	**$ 3.60**	$ 2.20	$ 2.84
Net loss per share from discontinued operations (diluted)	**(3.63)**	(0.15)	(0.49)
Net (loss) income per share (diluted)	**$ (0.03)**	$ 2.05	$ 2.35

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except share data)	**April 3, 2005**	March 28, 2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 153.9**	$ 80.3
Receivables, net of reserves of $5.0 in 2005 and $8.6 in 2004	**408.2**	389.0
Inventories	**531.3**	453.6
Prepaid expenses	**17.5**	16.3
Income tax receivable	**9.3**	29.0
Deferred income taxes	**55.0**	57.9
Discontinued operations	**37.9**	162.5
Total current assets	**1,213.1**	1,188.6
Property, plant and equipment:		
Land	**37.1**	29.6
Buildings and improvements	**235.8**	221.3
Machinery and equipment	**992.1**	926.0
Construction in progress	**29.4**	42.2
	1,294.4	1,219.1
Accumulated depreciation	**(601.9)**	(514.7)
Net property, plant and equipment	**692.5**	704.4
Goodwill	**1,576.1**	1,401.8
Acquired intangible assets, net	**5.2**	6.1
Deferred income taxes	**16.8**	21.7
Other assets	**103.2**	88.9
Discontinued operations	**18.1**	344.0
	$ 3,625.0	$ 3,755.5
Liabilities and Shareholders' Investment		
Current liabilities:		
Short-term borrowings	**$ 6.0**	$ 14.8
Long-term debt currently due	**38.3**	238.5
Accounts payable	**312.4**	255.2
Accrued liabilities	**320.3**	284.3
Income taxes payable	**89.4**	34.3
Discontinued operations	**13.3**	86.8
Total current liabilities	**779.7**	913.9
Long-term debt	**798.7**	823.0
Pension and other postretirement benefit obligations	**205.5**	230.4
Other long-term liabilities	**55.7**	56.7
Discontinued operations	**5.0**	16.9
Commitments and contingencies	**–**	–
Shareholders' investment:		
Common stock, $1 stated value, authorized: 300,000,000 shares; issued and outstanding 2005: 66,151,812 and 2004: 64,695,009 shares	**66.2**	64.7
Paid-in capital	**773.4**	717.7
Retained earnings	**951.8**	961.2
Accumulated other comprehensive income/(loss):		
Foreign currency translation	**72.3**	48.4
Derivatives qualifying as hedges	**0.6**	(0.1)
Minimum pension liability	**(83.9)**	(77.3)
Total shareholders' investment	**1,780.4**	1,714.6
	$ 3,625.0	$ 3,755.5

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In millions)	April 3, 2005	March 28, 2004	March 30, 2003
	Fiscal Years Ended		
Operating Activities			
Net income from continuing operations	**$ 239.5**	$ 126.9	$ 150.6
Adjustments to reconcile net income from continuing operations to net cash provided by operations activities:			
Depreciation and amortization	**97.0**	80.2	74.5
Deferred income taxes	**7.7**	21.4	37.9
Tax benefit from stock option exercises	**16.0**	16.1	1.3
Changes in assets and liabilities, net of effects of acquisitions and dispositions of businesses:			
Receivables	**(33.4)**	17.0	19.8
Inventories	**(53.6)**	(39.5)	56.7
Other current assets	**18.6**	(5.0)	(14.0)
Payables, accruals and current taxes	**128.3**	21.9	(54.2)
Retirement benefit obligations	**(35.3)**	(58.7)	(15.3)
Other non-current assets and liabilities	**(22.0)**	(20.2)	(6.3)
Net cash provided by operating activities	**362.8**	160.1	251.0
Investing Activities			
Acquisitions of businesses	**(192.1)**	(280.9)	-
Capital expenditures	**(61.7)**	(55.8)	(60.7)
Dispositions of businesses and other	**174.2**	31.4	5.6
Net cash used by investing activities	**(79.6)**	(305.3)	(55.1)
Financing Activities			
Issuance of long-term debt	**-**	500.0	-
Repayment of long-term debt	**(224.5)**	(262.4)	(132.4)
Net (decrease) increase in short-term borrowings	**(5.8)**	(65.6)	(74.7)
Common stock issued	**41.2**	59.5	13.4
Cash dividends	**(7.7)**	(6.4)	(6.3)
Other	**(8.4)**	(38.8)	(10.0)
Net cash used by financing activities	**(205.2)**	186.3	(210.0)
Effect of exchange rate changes on cash and cash equivalents	**6.5**	0.8	5.1
Net cash used by discontinued operations	**(10.9)**	9.7	(0.4)
Net increase (decrease) in cash and cash equivalents	**73.6**	51.6	(9.4)
Cash and cash equivalents at beginning of year	**80.3**	28.7	38.1
Cash and cash equivalents at end of year	**$ 153.9**	$ 80.3	$ 28.7
Supplemental Disclosures			
Cash paid during the year for:			
Interest	**$ 59.4**	$ 51.4	$ 51.9
Income taxes, net of refunds received	**$ 35.5**	$ 18.8	$ 81.9
Non-cash investing and financing activity:			
Common stock issued for business acquisition	**$ -**	$ 425.1	$ -
Debt assumed in connection with business acquisition	**$ -**	$ 206.1	$ -

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Investment

(In millions)	Common Stock Outstanding Shares	Common Stock Outstanding Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Comprehensive Income/(Loss)
Balance at March 31, 2002	52.2	$ 52.2	$ 214.8	$ 731.7	$ (46.9)	$ 32.1
Common stock issued pursuant to stock plans	0.6	0.6	14.1	–	–	
Cash dividends ($0.12 per share)	–	–	–	(6.3)	–	
Net income	–	–	–	124.3	–	124.3
Unrealized translation adjustments	–	–	–	–	35.8	35.8
Unrecognized gains (losses) on derivatives, net of $10.8 tax:						
Periodic revaluations	–	–	–	–	(10.3)	(10.3)
Reclassified to income	–	–	–	–	7.5	7.5
Minimum pension liability, net of $31.4 tax	–	–	–	–	(55.8)	(55.8)
Balance at March 30, 2003	52.8	52.8	228.9	849.7	(69.7)	$ 101.5
Common stock issued pursuant to stock plans	2.6	2.6	73.0	–	–	
Common stock issued for business acquisition	9.3	9.3	415.8	–	–	
Cash dividends ($0.12 per share)	–	–	–	(6.4)	–	
Net income	–	–	–	117.9	–	$ 117.9
Unrealized translation adjustments	–	–	–	–	50.6	50.6
Unrecognized gains (losses) on derivatives, net of $6.2 tax:						
Periodic revaluations	–	–	–	–	(0.6)	(0.6)
Reclassified to income	–	–	–	–	9.4	9.4
Minimum pension liability, net of $9.1 tax	–	–	–	–	(18.7)	(18.7)
Balance at March 28, 2004	64.7	64.7	717.7	961.2	(29.0)	$ 158.6
Common stock issued pursuant to stock plans	**1.5**	**1.5**	**55.7**	–	–	
Cash dividends ($0.12 per share)	–	–	–	**(7.7)**	–	
Net income	–	–	–	**(1.7)**	–	**(1.7)**
Unrealized translation adjustments	–	–	–	–	**23.9**	**23.9**
Unrecognized gains (losses) on derivatives, net of $0.4 tax:						
Periodic revaluations	–	–	–	–	**1.0**	**1.0**
Reclassified to income	–	–	–	–	**(0.3)**	**(0.3)**
Minimum pension liability, net of $4.2 tax benefit	–	–	–	–	**(6.6)**	**(6.6)**
Balance at April 3, 2005	**66.2**	**$ 66.2**	**$ 773.4**	**$ 951.8**	**$ (11.0)**	**$ 16.3**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED STATEMENTS

(In millions, except option share and per share data)

Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Precision Castparts Corp. ("PCC" or "the Company") and affiliates after elimination of intercompany accounts and transactions. Affiliates include majority-owned subsidiaries and companies which are fully consolidated based on PCC having a controlling financial interest or an obligation to consolidate under Generally Accepted Accounting Principles; subsidiaries and companies which are accounted for using the equity method based on PCC having a non-controlling ownership interest between twenty and fifty percent; and subsidiaries and companies which are accounted for using the cost method based on PCC having a non-controlling ownership interest of less than 20 percent. Unless otherwise noted, disclosures herein pertain to the Company's continuing operations. PCC's fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Such reclassifications had no effect on previously reported shareholders' investment or net income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid short-term investments with original maturities of three months or less at the time of purchase. These investments are available for sale with market values approximating cost.

Inventories

All inventories are stated at the lower of cost or current market values. Cost for work in process and metal inventories at the majority of the Company's operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include labor, material and manufacturing overhead.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated service lives of the assets. Estimated service lives are 20-40 years for buildings and improvements, 5-15 years for machinery and equipment and 3-5 years for computer hardware and software. Depreciation expense was $92.8 million, $77.6 million and $72.1 million in fiscal 2005, 2004 and 2003, respectively. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of income and were not material. Expenditures for routine maintenance, repairs and minor improvements are charged to expense as incurred.

Goodwill and acquired intangibles

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses, and acquired intangible assets represent items such as patents, proprietary technology, tradenames and long term customer agreements that are assigned a fair value at the date of acquisition. Goodwill and other intangible assets deemed to have indefinite lives are not subject to amortization in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and intangible assets are tested for impairment each fiscal year in the second quarter using the guidance and criteria described in the standard. This testing compares carrying values to fair values, and if the carrying value of these assets is in excess of fair value, the carrying value is reduced to fair value.

Acquired intangible assets with finite lives are amortized using the straight-line method and include the following: patents, 1-15 years; proprietary technology, 15 years; tradenames, 15 years; and long-term customer agreements, 1-2 years.

Long-lived assets

Effective April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Long-lived assets deemed held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment upon certain triggering events. If the carrying value is no longer recoverable based upon the undiscounted future cash flows, an impairment is recorded for the difference between the carrying amount and the fair value of the asset.

Revenue recognition

The Company recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing aftermarket repair and maintenance and engineering activities, are recognized as services are performed.

Shipping and Handling Fees and Costs

In accordance with Emerging Issues Task Force ("EITF") Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs," shipping and handling fees and costs are reflected in net revenues and cost of goods sold as appropriate.

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to the Company's accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on the Company's results of operations in a given period, but the amounts, and the possible range of loss in excess of the amounts accrued, are not reasonably estimable. Total environmental reserves accrued at April 3, 2005 and March 28, 2004 were $37.5 million and $41.9 million, respectively. The amounts accrued relate to estimated liabilities at multiple locations, with the most significant potential liability associated with the Wyman-Gordon facility in North Grafton, Massachusetts.

Foreign currency translation

Assets and liabilities of the Company's foreign affiliates are translated at current foreign currency exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of shareholders' investment.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that have been designated as hedges of identifiable foreign currency commitments or investment positions, are included in the results of operations as incurred. Transaction gains and losses had no material impact on the Company's results of operations.

Financial instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, foreign currency forward contracts, accounts payable and debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term bank debt approximate fair value. Fair value of long-term debt is based on quoted market prices or on rates available to the Company for debt with similar terms and maturities.

At various times, the Company uses derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of natural gas and strategic raw materials. The Company has controls in place that limit the use of derivative financial instruments and ensure that all such transactions receive appropriate management attention.

The Company accounts for derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' investment (as a component of accumulated other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.

Derivative financial instruments in place at year end included hedges to cover exposures related to changes in foreign currency exchange rates in certain of the Company's operations. At April 3, 2005, and March 28, 2004, there was no material off-balance-sheet risk from financial instruments. The Company does not hold or issue financial instruments for trading purposes.

Stock-based compensation

The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options are granted with exercise prices equal to the market value of the underlying common stock on the grant dates. The following table illustrates the effect on net income and earnings per share as if the Company had elected to recognize compensation expense based on the fair value of the options granted at the grant dates as prescribed by SFAS Nos. 123 and 148, "Accounting for Stock-Based Compensation."

	2005	2004	2003
Net (loss) income as reported	**$ (1.7)**	$ 117.9	$ 124.3
Stock-based compensation, net of tax, included in net income as reported	**–**	–	1.1
Stock-based compensation, net of tax, as determined under fair value based method for all awards	**(9.2)**	(7.5)	(8.9)
Pro forma net (loss) income	**$ (10.9)**	$ 110.4	$ 116.5
Net (loss) income per share-basic:			
Reported	**$ (0.03)**	$ 2.09	$ 2.37
Pro forma	**$ (0.17)**	$ 1.96	$ 2.22
Net (loss) income per share-diluted:			
Reported	**$ (0.03)**	$ 2.05	$ 2.35
Pro forma	**$ (0.16)**	$ 1.92	$ 2.21

The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of the option grants along with the weighted-average assumptions used is as follows:

Fiscal	**2005**	2004	2003
Weighted average fair value of grants:			
Per option[1]	**$ 23.89**	$ 14.76	$ 7.46
Per purchase right[1][2]	**$ 11.98**	$ 7.85	$ 6.16
Valuation assumptions:			
Risk-free interest rate	**4.0%**	2.7%	2.9%
Dividend yield	**0.2%**	0.6%	0.6%
Volatility	**38.8%**	39.3%	39.0%
Expected life (years)	**5**	5	5

[1] *Estimated using Black-Scholes option pricing model*

[2] *Purchase rights granted under employee stock purchase plan*

See Stock-based compensation plans footnote for additional information.

Income Taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Pension and Other Postretirement Benefit Plans

The Company sponsors various pension plans covering substantially all employees. PCC also provides postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents. The liabilities and net periodic cost of our pension and other post-retirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the rate of return on plan assets, and medical trend (rate of growth for medical costs). A portion of net periodic pension cost is included in production costs which are included in inventories and subsequently recognized in net earnings as inventories are liquidated and charged to cost of sales. We amortize gains and losses, which occur when actual experience differs from actuarial assumptions, over the average future service period of employees. Our funding policy for pension plans is to contribute, at a minimum, the amounts required by applicable laws. During fiscal year 2005, 2004 and 2003, the Company made voluntary contributions to pension plans totaling $60.0 million, $79.1 million and $15.0 million respectively.

Earnings per share

Earnings per share is computed in accordance with SFAS No. 128, "Earnings Per Share."

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently issued accounting standards

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for our fiscal year beginning April 3, 2006. The Company does not expect that adoption of this standard will have a material impact on our consolidated financial position or results of operations.

In December 2004, the FASB finalized SFAS No. 123 (revised 2004) ("123R), "Share Based Payment." SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements, with the cost measured based on the estimated fair value of the equity or liability instruments issued. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123 or in the year of adoption. The effective date of SFAS No. 123R is the first quarter of the first fiscal year beginning after June 15, 2005, which will be PCC's first quarter of fiscal 2007. PCC is currently evaluating these transition methods and the methodology to be used when adopting this statement. See "Stock-based compensation" under "Summary of Significant Accounting Policies."

In December 2004, the FASB issued FASB Staff Position 109-1 (FSP 109-1) and 109-2 (FSP 109-2). FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes", with regard to the tax deduction on qualified production activities provision within H.R. 4520 The American Jobs Creation Act of 2004 (Act) that was enacted on October 22, 2004. FSP 109-2 provides guidance on a special one-time dividends received deduction on the repatriation of certain foreign earnings to qualifying U.S. taxpayers. The Act contains numerous provisions related to corporate and international taxation including repeal of the Extraterritorial Income (ETI) regime, creation of a new Domestic Production Activities (DPA) deduction and a temporary dividends received deduction related to repatriation of foreign earnings. The Act contains various effective dates and transition periods related to its provisions. Under the guidance provided in FSP 109-1 the new DPA deduction will be treated as a "special deduction" as described in SFAS 109. As such, the special deduction has no effect on the Company's deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our income tax return. The repeal of ETI is transitioned, in effective with sales after January 1, 2005. The impact of this change was not material on our effective income tax rate for fiscal 2005. The replacement with a DPA deduction was not in effect for PCC fiscal year ended April 3, 2005 and therefore, did not affect our income tax provision for the year ended April 3, 2005. We do not expect the net effect of the phase-out of the ETI deduction and phase-in of the new DPA deduction to result in a material impact on our effective income tax rate in fiscal 2006. Under the guidance provided by FSP 109-2, the Financial Accounting Standards Board acknowledged that, due to the proximity of the Act's enactment date to many companies' year-ends and the fact that numerous provisions within the Act are complex and pending further regulatory guidance, many companies may not be in a position to assess the impact of the Act on their plans for repatriation or reinvestment of foreign earnings. Therefore, the FSP provided companies with a practical exception to the permanent reinvestment standards of SFAS 109 and APB No. 23 by providing additional time to determine the amount of earnings, if any, that they intend to repatriate under the Act's provisions. The company is not yet in a position to decide whether, and to what extent, foreign earnings may be repatriated to the U.S. Therefore, under the guidance provided in FSP 109-2, no deferred tax liability has been recorded in connection with the repatriation provisions of the Act. We are currently analyzing the impact of the temporary dividends received deduction provisions contained in the Act.

Business acquisitions

The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates. Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," applicable to business combinations initiated after June 30, 2001. In accordance with these standards, goodwill and other intangible assets deemed to have indefinite lives are not subject to amortization.

Fiscal 2005

On March 8, 2005, PCC acquired 100 percent of the outstanding shares of common stock of Air Industries Corporation ("AIC"), a leading manufacturer of airframe fasteners, which include bolts, pins, and screws made from titanium and nickel-based alloys. The results of AIC's operations have been included within the Fastener Products segment in the consolidated financial statements since that date. The acquisition of AIC, which was funded with $190.7 million of cash on hand, is expected to expand PCC's manufacturing capabilities and the range of fastener product families the Company can offer to its customers. Goodwill relating to this transaction of $142.4 million is assigned to the Fastener Product segment and is not deductible for tax purposes. The impact of this acquisition was not material to the Company's results of operations; consequently, pro forma information is not required.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. PCC was in the process of finalizing the allocation of the purchase price as of April 3, 2005; thus, the allocation shown below is preliminary and subject to further refinement.

	March 8, 2005
Current assets	$ 32.6
Property, plant and equipment	24.6
Goodwill	142.4
Total assets acquired	199.6
Accounts payable and other current liabilities	5.4
Other long-term liabilities	3.5
Total liabilities assumed	8.9
Net assets acquired	$ 190.7

Fiscal 2004

On December 9, 2003, PCC acquired 100 percent of the outstanding shares of common stock of SPS Technologies, Inc. ("SPS"). SPS was acquired to strengthen and build upon the Company's core businesses, technologies and customer relationships. In addition, SPS's complementary manufacturing processes provide the Company with opportunities to enhance efficiencies and reduce costs throughout SPS. The aggregate purchase price was $728.8 million, which included $294.2 million of cash, PCC common stock valued at $425.1 million, and $9.5 million of cash paid for transaction fees. In addition, SPS paid $39.3 million for change of control payments and transaction fees as of the close of the transaction. The value of the 9.3 million shares of PCC common stock issued was determined based on the quoted market price of PCC's common stock on and around the date of the close of the transaction.

SPS is a supplier of fasteners and other metal products to the aerospace, automotive, and general industrial markets. SPS' former Specialty Materials and Alloys group operates as part of the Investment Cast Products segment. A new segment, Fastener Products, was established and comprises SPS' former Aerospace Fasteners and Engineered Fasteners groups. SPS' former tool group operates as part of the Industrial Products segment. In addition, three former SPS businesses-Dacar, which was sold in the third quarter of fiscal 2005, Magnetics, which was sold in the fourth quarter of fiscal 2005, and Mohawk, which was sold subsequent to the end of fiscal 2005 -were classified as held for sale in the third quarter of fiscal 2004, and their results were included in discontinued operations until their disposition.

The following represents the pro forma results of the ongoing operations for PCC and SPS as though the acquisition of SPS had occurred at the beginning of the periods presented. The pro forma information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods presented, nor is it necessarily indicative of future results.

Fiscal	2004	2003
Net sales	$ 2,411.5	$ 2,507.1
Net (loss) income	$ 123.8	$ 135.2
Net (loss) income per share-basic	$ 1.97	$ 2.19
Net (loss) income per share-diluted	$ 1.93	$ 2.17

Discontinued operations

Fiscal 2005

In the second quarter of fiscal 2005, the Company decided to sell all of the pumps and valves businesses of PCC Flow Technologies, with the exception of E/One. The businesses held for sale were reclassified from the Fluid Management Products segment to discontinued operations. The E/One business was retained and is now included in the Industrial Products segment. All of the pumps and valves businesses, with the exception of PCC Eurovalves, were sold in the third quarter of fiscal 2005. PCC Eurovalves, which is located in The Netherlands, continues to be marketed. PCC's decision to sell the pumps and valves businesses in the second quarter of fiscal 2005 resulted in a charge of $245.0 million, of which $219.1 million was associated with the write-down of goodwill. The remainder related to the write-down of inventory, other amortizable assets and machinery and equipment to fair value less cost to sell. Approximately $240.0 million of the charge was non-cash. Subsequent to the second quarter, the Company recorded additional write-downs related to the disposition of the pumps and valves businesses, bringing the total net loss on disposal to $248.0 million.

Fiscal 2004

In the third quarter of fiscal 2004, three businesses acquired in the SPS transaction–Magnetics, Mohawk, and Dacar–were classified as held for sale and their results were included in discontinued operations. They were classified as discontinued operations because they were deemed to be non-core to the Company. Dacar was sold in the third quarter of fiscal 2005, Magnetics was sold in the fourth quarter of fiscal 2005, and Mohawk was sold in April 2005, subsequent to fiscal year-end.

In the second quarter of fiscal 2004, the Company incurred asset impairment and disposal charges associated with its decision to sell Newmans, a valve distribution company of PCC Flow Technologies. It was determined that Newmans' distribution business did not fit with PCC's manufacturing-focused operations and was not performing to the Company's expectations. The Company's decision to sell Newmans resulted in a charge of $19.2 million, principally related to the write-down of assets to net realizable value. The Newman's business was sold in the third quarter of fiscal 2004.

Fiscal 2003

In fiscal 2003, PCC incurred charges associated with the closure or sale of certain businesses of the Industrial Products segment and PCC Flow Technologies. Within the Industrial Products segment, the PCC Olofsson and Eldorado machine businesses were closed and the Eldorado gundrill tooling business was sold. In addition, the Company sold its controlling interest in Design Technologies International ("DTI") and certain intangible assets of Olofsson to minority shareholders of DTI. The closure or sale of these operations was in response to a steady and continual decline in the machine tool industry. In addition, PCC closed STW Composites ("STW") as it was deemed to be a non-core business to PCC. PCC also entered into an agreement to sell Fastener Engineers & Lewis

Machine ("FELM") and began actively marketing PCC Superior Fabrication for sale in the fourth quarter. FELM was sold during the first quarter and PCC Superior Fabrication was sold in the fourth quarter of fiscal 2004. Within PCC Flow Technologies, the Company began marketing Barber Industries in the fourth quarter of fiscal 2003 and sold the business in the fourth quarter of fiscal 2004. In addition, the Company recorded disposal expenses in fiscal 2003 totaling $42.4 million, respectively, related to the write-down of remaining inventory and property, plant and equipment to fair value less cost to sell, the write-down of accounts receivable and other current assets to net realizable value, and incremental costs directly related to the closure or sale of the businesses, such as pension, severance and lease termination costs.

These businesses each meet the criteria as a component of an entity under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, any operating results of these businesses are presented in the Company's Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified. The components of discontinued operations for the periods presented are as follows:

Fiscal	**2005**	2004	2003
Net sales	**$ 293.5**	$ 319.1	$ 343.9
Cost of goods sold	**229.2**	243.9	259.6
Selling and administrative expenses	**47.2**	64.0	71.2
Provision for restructuring	**–**	3.0	1.9
Interest expense	**0.6**	0.8	1.0
Net income from operations before income taxes	**16.5**	7.4	10.2
Income tax expense	**10.2**	3.5	4.4
Minority interest	**(0.3)**	0.3	0.1
Net income from operations	**6.0**	4.2	5.9
Net loss on disposal	**(247.2)**	(13.2)	(32.2)
Net loss from discontinued operations	**$ (241.2)**	$ (9.0)	$ (26.3)

Included in the Consolidated Balance Sheets are the following major classes of assets and liabilities associated with the discontinued operations after adjustment for write-downs to fair value less cost to sell:

	April 3, 2005	March 28, 2004
Assets of discontinued operations		
Current assets	**$ 37.9**	$ 162.5
Net property, plant and equipment	**12.9**	92.8
Other assets	**5.2**	251.2
	$ 56.0	$ 506.5
Liabilities of discontinued operations		
Short-term borrowings	**$ –**	$ 0.9
Long-term debt currently due	**–**	0.1
Other current liabilities	**13.3**	85.8
Long-term debt	**–**	0.2
Other liabilities	**5.0**	16.7
	$ 18.3	$ 103.7

Restructuring, asset impairment and other non-recurring charges

The following table provides significant components of amounts recorded in the Consolidated Statements of Income related to the Company's restructuring and asset impairment charges.

Fiscal	**2005**	2004	2003
Provision for restructuring:			
Severance	**$ –**	$ 8.2	$ 19.7
Other	**0.1**	1.4	–
Impairment of long-lived assets	**1.5**	1.3	–
Total	**$ 1.6**	$ 10.9	$ 19.7

The following table provides a rollforward of amounts included in accrued liabilities for restructuring reserves:

Fiscal	**2005**	2004	2003
Restructuring reserve at beginning of period	**$ 5.0**	$ 14.7	$ 6.1
Provision-continuing operations	**0.1**	9.6	19.7
Cash payments	**(2.6)**	(19.9)	(10.1)
Non-cash adjustments	**(0.5)**	0.6	(1.0)
Restructuring reserve at end of period	**$ 2.0**	$ 5.0	$ 14.7

Fiscal 2005

During the fourth quarter of fiscal 2005, PCC recorded provisions for restructuring and impairment of long-lived assets totaling $1.6 million, principally related to additional costs associated with a business that was closed several years ago.

Fiscal 2004

During fiscal 2004, PCC recorded provisions for restructuring and impairment of long-lived assets totaling $10.9 million. These charges are summarized below:

The Company recorded $8.4 million of restructuring charges in the second quarter of fiscal 2004 primarily for severance associated with headcount reductions of 417 employees at PCC's investment castings operations in the United Kingdom and the Company's forging operations in the United Kingdom and Houston, Texas. The reductions were in response to reduced demand for commercial aerospace and industrial gas turbine products.

The Company recorded $1.2 million of restructuring and other charges in the fourth quarter of fiscal 2004 to principally provide for severance associated with the consolidation of the Reed-Rico thread-rolling facility in Holden, Massachusetts, into the newly acquired SPS thread-rolling operations in Shannon, Ireland. The restructuring plans called for termination of approximately 100 employees through the second quarter of fiscal 2005.

In conjunction with the consolidation of the Reed-Rico and SPS thread-rolling operations, equipment at Reed-Rico was written down to net realizable value, resulting in an impairment charge of $1.3 million.

Fiscal 2003

During the second and fourth quarters of fiscal 2003, PCC recorded provisions for restructuring totaling $19.7 million.

In the second quarter of fiscal 2003, PCC established a $10.2 million reserve pursuant to restructuring plans to downsize operations throughout the Company as a result of the continued decline in both commercial aerospace and power generation markets, coupled with softness in the general industrial markets. The reserve consisted of employee severance providing for terminations of approximately 970 employees.

In the fourth quarter of fiscal 2003, PCC established a $9.5 million reserve for employee severances associated with the continued downsizing of operations, principally in Europe. Termination of 427 employees was provided for under this plan.

Other expense (income)

Fiscal 2004

Other expense of $11.2 million was recorded in the third quarter of fiscal 2004 to reflect the write-off of unamortized bank fees ($2.8 million) from early termination of bank credit facilities and the termination of an interest rate swap ($8.4 million) associated with debt refinancing, both in connection with the SPS acquisition.

Fiscal 2003

Other income of $14.5 million was recorded in the second quarter of fiscal 2003 as a result of two insurance settlements. The first settlement of $13.6 million related to environmental issues for which a reserve had been established previously at Wyman-Gordon. The second settlement of $0.9 million resulted from a judgment on a claim related to Wyman-Gordon's benefit plans.

Fair value of financial instruments

Cash and cash equivalents, receivables, payables, accrued liabilities and short-term borrowings are reflected in the financial statements at cost, which equals fair value because of the short-term maturity of these instruments.

The fair value of the Company's long-term fixed rate debt instruments is $521.7 million compared to a book value of $519.7 million at April 3, 2005. At March 28, 2004, the fair value of PCC's long-term debt instruments was $764.5 million compared to a book value of $736.9 million. The fair value of long-term debt was estimated using the Company's borrowing rate at year-end for similar types of borrowing arrangements.

Concentration of credit risk

Approximately 55 percent of PCC's business activity in fiscal year 2005 was with companies in the aerospace industry, and approximately 16.5 percent of total sales were to General Electric. Accordingly, PCC is exposed to a concentration of credit risk for this portion of receivables. The Company has long-standing relationships with its aerospace customers and management considers the credit risk to be low.

Inventories

Inventories consisted of the following:

	April 3, 2005	March 28, 2004
Finished goods	**$ 149.0**	$ 136.1
Work-in-process	**243.7**	186.2
Raw materials and supplies	**116.4**	103.6
	509.1	425.9
LIFO provision	**22.2**	27.7
	$ 531.3	$ 453.6

Approximately 78 percent and 69 percent of total inventories were valued on a LIFO basis at April 3, 2005 and March 28, 2004, respectively.

Goodwill and acquired intangibles

Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This statement changed the accounting for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. The SFAS No. 142 goodwill impairment model is a two-step approach that must be completed at least annually. The first step of the model requires a comparison of the book value of net assets to the estimated fair value of the related operations that have goodwill assigned to them. If fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In this process, the fair value of goodwill is determined, based in part on the fair value of the operations used in the first step. The fair value of goodwill is then compared to its carrying value. If the fair value of goodwill is less than the carrying value, the shortfall represents the amount of goodwill impairment.

The Company completed its annual goodwill assessment test during the second quarter of fiscal 2005, and it was determined that the fair value of the related operations was greater than book value and that there was no impairment of goodwill. The subsequent decision to sell the pumps and valves businesses of PCC Flow Technologies in two separate transactions and to retain E/One, which was part of PCC Flow Technologies, resulted in a write-down of goodwill totaling $219.1 million in the second quarter of fiscal 2005. Refer to the "Discontinued Operations" footnote for further discussion.

The changes in the carrying amount of goodwill by reportable segment for the fiscal year ended April 3, 2005, were as follows:

	March 28, 2004	Acquired	Currency translation and other	**April 3, 2005**
Investment Cast Products	$ 296.5	$ 2.4	$ 0.6	**$ 299.5**
Forged Products	512.0	1.1	5.9	**519.0**
Fastener Products	424.0	160.1	2.1	**586.2**
Industrial Products	169.3	2.0	0.1	**171.4**
Total	$ 1,401.8	$ 165.6	$ 8.7	**$ 1,576.1**

The gross carrying amount and accumulated amortization of the Company's acquired intangible assets were as follows:

	April 3, 2005		March 28, 2004	
	Gross carrying Amount	**Accumulated Amortization**	Gross carrying Amount	Accumulated Amortization
Patents	**$ 3.0**	$ 0.8	$ 3.0	$ 0.2
Proprietary technology	**2.4**	0.2	2.4	0.1
Tradenames	**0.8**	0.1	0.8	–
Long-term customer agreements	**0.2**	0.1	0.2	–
	$ 6.4	$ 1.2	$ 6.4	$ 0.3

Amortization expense for acquired intangible assets was $0.9 million for the year ended April 3, 2005, respectively. Projected amortization expense for the succeeding five fiscal years is as follows:

Fiscal Year	Estimated Amortization Expense
2006	$ 0.7
2007	$ 0.6
2008	$ 0.5
2009	$ 0.4
2010	$ 0.4

Accrued liabilities

Accrued liabilities consisted of the following:

	April 3, 2005	March 28, 2004
Customer deposits	**$ 45.7**	$ 19.3
Salaries and wages payable	**118.6**	91.8
Other accrued liabilities	**156.0**	173.2
	$ 320.3	$ 284.3

Financing arrangements

Long-term debt is summarized as follows:

	April 3, 2005	March 28, 2004
5.60% Public notes due fiscal 2014	**$ 200.0**	$ 200.0
8.75% Public notes due fiscal 2005	**–**	200.0
6.75% Public notes due fiscal 2008	**150.0**	150.0
Term Loan, 4.1% at April 3, 2005, payable quarterly from fiscal 2005 through fiscal 2009	**296.3**	300.0
Private notes payable annually through fiscal 2015	**169.7**	186.9
Other	**21.0**	24.6
	837.0	1,061.5
Less: Long-term debt currently due	**38.3**	238.5
	$ 798.7	$ 823.0

Long-term debt maturing in each of the next five fiscal years is as follows:

Fiscal Year	Debt
2006	$ 38.3
2007	$ 41.2
2008	$ 205.8
2009	$ 252.8
2010	$ 55.2

During the fourth quarter of fiscal 2005, the Company retired $200 million of Public Notes with an 8.75% coupon that became due. The debt was retired primarily with proceeds from dispositions and cash provided from operations.

During the third quarter of fiscal 2004, the Company entered into a five-year, $700.0 million bank credit facility ("Credit Facility") to finance a portion of the acquisition of SPS Technologies, Inc. and to refinance the Company's existing bank credit facility. The credit facility included a $300.0 million term loan and a $400.0 million revolving loan. At April 3, 2005, the term loan had outstanding borrowings of $296.3 million and there were no outstanding borrowings under the revolving loan. In January 2005, the Company amended its bank credit facility to reduce the spread applicable to LIBOR borrowings. The applicable spreads, as revised, range from 0.625% to 1.75%, depending upon credit ratings received from Moody's and S & P. Based on current credit ratings, interest rates on borrowings under the revised bank credit facility were reduced from LIBOR + 1.25% to LIBOR + 1.00%. The amendment also revised the amortization schedule of principal repayments on the $300 million term loan included in the bank credit facility. This revised amortization schedule is reflected in the five year debt maturity schedule above.

Also available to the Company is a 364-day Credit and Security Agreement ("Receivable Facility"), under which allowable borrowings are a function of the level of eligible trade accounts receivable, which cannot exceed $150.0 million. No amounts were outstanding under the Receivable Facility at April 3, 2005 or March 28, 2004.

The Credit Facility and Private Notes contain various standard financial covenants, including maintenance of minimum net worth, interest coverage ratio and leverage ratio. The Public Notes also contain various standard financial covenants. The Company's debt agreements also contain cross default provisions. At April 3, 2005, the Company was in compliance with all restrictive provisions of its loan agreements.

Income taxes

Income from continuing operations before provision for income taxes and minority interest was:

Fiscal	2005	2004	2003
Domestic	**$ 320.2**	$ 208.7	$ 238.7
Foreign	**41.9**	(9.9)	(9.8)
Total pretax income	**$ 362.1**	$ 198.8	$ 228.9

The provision for income taxes consisted of the following:

Fiscal	2005	2004	2003
Current taxes:			
Federal	**$ 86.0**	$ 35.9	$ 55.3
Foreign	**9.9**	4.1	(0.2)
State	**7.9**	4.3	7.1
	103.8	44.3	62.2
Change in deferred income taxes	**17.5**	26.2	15.2
Provision for income taxes	**$ 121.3**	$ 70.5	$ 77.4

United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings and repatriate the earnings only when it is tax efficient to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by foreign tax credits. As of April 3, 2005, undistributed earnings of international subsidiaries were $264.8 million.

A reconciliation of the United States federal statutory rate to the effective income tax rate follows:

Fiscal	2005	2004	2003
Statutory federal rate	**35%**	35%	35%
Effect of:			
State taxes, net of federal benefit	**2**	3	3
Export sales benefit	**(2)**	(2)	(2)
Valuation allowance	**1**	1	–
Earnings taxed at different rates	**(2)**	–	–
Tax benefit from write-off of intercompany loans	**(1)**	–	–
Reversal of foreign and federal tax reserves no longer required	**–**	(2)	(2)
Effective rate	**33%**	35%	34%

Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse.

Significant components of the Company's deferred tax assets and liabilities were as follows:

	April 3, 2005	March 28, 2004
Deferred tax assets arising from:		
Expense accruals	**$ 61.0**	$ 72.5
Post-retirement benefits other than pensions	**17.4**	20.3
Pension accruals	**62.8**	66.9
Tax loss carryforwards	**36.8**	29.7
Tax credit carryforwards	**1.1**	1.1
Inventory reserves	**20.0**	17.9
Other	**1.2**	1.0
Valuation allowances	**(11.4)**	(9.7)
Gross deferred tax assets	**188.9**	199.7
Deferred tax liabilities arising from:		
Depreciation/amortization	**(95.9)**	(97.2)
Inventory basis differences	**(16.9)**	(18.6)
Foreign operations	**(0.3)**	(0.3)
Other	**(4.0)**	(4.0)
Gross deferred tax liabilities	**(117.1)**	(120.1)
Net deferred tax asset	**$ 71.8**	$ 79.6

The Company has provided valuation allowances for some foreign net operating loss carryforwards to reduce the related future income tax benefits to zero.

Earnings per share

The weighted average number of shares outstanding used to compute earnings per share is as follows:

	2005	2004	2003
Weighted average shares outstanding-basic	**65.3**	56.4	52.4
Effect of dilutive stock options and stock purchases under the employee stock purchase plan	**1.2**	1.2	0.6
Weighted average shares outstanding-diluted	**66.5**	57.6	53.0

Basic earnings per share are calculated based on the weighted average number of shares outstanding. Diluted earnings per share are computed based on that same number of shares plus additional dilutive shares representing stock distributable under stock option and employee stock purchase plans computed using the treasury stock method.

Options to purchase 0.4 million, 0.4 million and 1.4 million shares of common stock were outstanding during fiscal 2005, fiscal 2004 and fiscal 2003, respectively, and not included in the computation of diluted earnings per share because to do so would have been antidilutive. These options could be dilutive in the future.

Pension and other postretirement benefit plans

The Company and its subsidiaries sponsor many domestic and foreign defined benefit pension plans. Benefits provided by these plans generally are based on years of service and compensation. PCC's general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. PCC also provides postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements. The following information is provided for the plans discussed above.

The Medicare Prescription Drug, Improvements and Modernization Act of 2003 (The Act) was signed into law in December 2003. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. Beginning in the second quarter of fiscal 2005, PCC recognized the effects of the Act in the measurement of its Accumulated Postretirement Benefit Obligation for certain retiree groups in accordance with FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

PCC uses a December 31 measurement date for its pension and postretirement plans.

Pension obligation and funded status

	Pension Benefits		Other Postretirement Benefits	
Fiscal	**2005**	2004	**2005**	2004
Change in plan assets:				
Beginning fair value of plan assets	**$ 760.2**	$ 452.6	**$ 0.4**	$ –
Actual return on plan assets	**66.4**	43.1	**–**	–
Business acquisition	**(17.8)**	182.6	**–**	–
Company contributions	**93.4**	98.6	**9.7**	8.6
Plan participants' contributions	**3.3**	2.4	**–**	–
Benefits paid	**(47.5)**	(37.4)	**(9.7)**	(8.2)
Exchange rate and other	**11.7**	18.3	**–**	–
Ending fair value of plan assets	**$ 869.7**	$ 760.2	**$ 0.4**	$ 0.4
Change in projected benefit obligations:				
Beginning projected benefit obligations	**$ 1,015.6**	$ 657.6	**$ 65.0**	$ 65.4
Service cost	**29.7**	19.9	**0.2**	0.2
Interest cost	**60.1**	44.3	**4.0**	4.3
Plan participants' contributions	**3.3**	2.4	**–**	–
Amendments	**8.3**	0.7	**(2.5)**	
Business acquisition	**(21.5)**	243.9	**–**	7.9
Actuarial losses (gains)	**53.5**	58.9	**13.4**	(4.5)
Benefits paid	**(47.5)**	(37.4)	**(9.1)**	(8.3)
Exchange rate and other	**16.6**	25.3	**–**	–
Ending projected benefit obligations	**$ 1,118.1**	$1,015.6	**$ 71.0**	$ 65.0

Fiscal	Pension Benefits 2005	2004	Other Postretirement Benefits 2005	2004
Reconciliation to balance sheet amounts:				
Fair value of plan assets less than projected benefit obligations	**$ (248.3)**	$ (255.4)	**$ (70.5)**	$ (64.8)
Unrecognized net loss (gain)	**237.1**	200.9	**17.5**	4.0
Unrecognized prior service cost	**19.0**	12.4	**(3.3)**	(0.8)
Unrecognized net transition obligation	**1.9**	2.1	**–**	–
Net pre-tax amount recognized	**$ 9.7**	$ (40.0)	**$ (56.3)**	$ (61.6)
Amounts recognized in the balance sheets:				
Other assets	**$ 22.1**	$ 16.4	**$ –**	$ –
Accrued liabilities	**(31.4)**	(29.6)	**–**	–
Pension and postretirement benefit obligations	**(111.3)**	(146.4)	**(56.3)**	(61.6)
Accumulated comprehensive income	**130.3**	119.6	**–**	–
Net pre-tax amount recognized	**$ 9.7**	$ (40.0)	**$ (56.3)**	$ (61.6)

Other assets include $5.3 million of prepaid benefit cost and $16.8 million of intangible assets.

Included in the aggregated data in the above tables are amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets. Amounts related to such plans were as follows:

Fiscal	2005	2004
Projected benefit obligation	**$ 872.4**	$ 1,032.1
Accumulated benefit obligation	**$ 789.2**	$ 918.7
Fair value of plan assets	**$ 629.6**	$ 740.1

Components of net periodic pension expense (income)

The net cost for the Company's pension plans consisted of the following components:

Fiscal	2005	2004	2003
Service cost	**$ 29.7**	$ 19.9	$ 23.3
Interest cost	**60.1**	44.3	41.3
Expected return on plan assets	**(59.7)**	(38.6)	(40.1)
Recognized net actuarial loss	**11.0**	8.3	2.8
Amortization of prior service cost	**1.3**	1.2	0.9
Settlement/curtailment loss	**–**	3.8	7.1
Other, net	**(2.9)**	0.3	0.2
Net pension cost	**$ 39.5**	$ 39.2	$ 35.5

The net cost of postretirement benefits other than pensions consisted of the following components:

Fiscal	2005	2004	2003
Service cost	**$ 0.2**	$ 0.3	$ 0.2
Interest cost	**4.0**	4.3	4.6
Amortization of prior service cost	**(0.1)**	(0.1)	–
Other, net	**(0.1)**	0.3	(0.3)
Net postretirement benefit cost	**$ 4.0**	$ 4.8	$ 4.5

The net cost of employer contributions to the Company's 401(k) savings plans was $7.5 million, $7.7 million and $8.5 million in 2005, 2004 and 2003, respectively.

Weighted-average assumptions

The weighted-average assumptions used in determining the benefit obligations in the Company's U.S. pension and postretirement plans in fiscal 2005 and 2004 were as follows:

Fiscal	Pension Benefits 2005	2004	Other Postretirement Benefits 2005	2004
Discount rate	**5.75%**	6.25%	**5.75%**	6.25%
Rate of compensation increase	**3.00%**	3.25%	**–**	–

As of April 3, 2005, the U.S. benefit obligation was $715.2 million.

The weighted-average assumptions used in determining the benefit obligations in the Company's non-U.S. pension plans in 2005 and 2004 were as follows:

Fiscal	Pension Benefits 2005	2004
Discount rate	**5.33%**	5.50%
Rate of compensation increase	**2.96%**	3.00%

As of April 3, 2005, the non-U.S. benefit obligation was $402.9 million.

The weighted-average assumptions used in determining the net periodic benefit cost in the Company's U.S. pension and postretirement plans in fiscal 2005, 2004 and 2003 were as follows:

Fiscal	Pension Benefits 2005	2004	2003	Other Postretirement Benefits 2005	2004	2003
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Expected return on plan assets	**8.00%**	8.00%	9.00%	**–**	–	–
Rate of compensation increase	**3.25%**	3.75%	5.00%	**–**	–	–

For the year ended April 3, 2005, the Company's U.S. net periodic benefit cost was $26.0 million.

The weighted-average assumptions used in determining the net periodic benefit cost in the Company's non-U.S. pension plans in fiscal 2005, 2004 and 2003 were as follows:

Fiscal	Pension Benefits 2005	2004	2003
Discount rate	**5.50%**	5.75%	6.00%
Expected return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase	**3.00%**	3.00%	3.50%

For the year ended April 3, 2005, the Company's non-U.S. net periodic benefit cost was $13.5 million.

Health care trend rates

The health care cost trend rates used in 2005 and 2004 were as follows:

	Other Postretirement Benefits	
Fiscal	**2005**	2004
Health care cost trend assumed for next year	**10.00%**	7.90%
Ultimate trend rate	**4.50%**	5.00%
Year ultimate rate is reached	**2014**	2011

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	$ 0.2	$ (0.2)
Effect on postretirement benefit obligation	$ 3.7	$ (3.3)

Plan Asset Allocations

The Company's asset allocation strategy is designed to balance the objectives of achieving the expected return on plan assets assumption consistently over the long-term while minimizing the volatility of the plans' funded status and the Company's pension expense. Asset classes with differing expected rates of return, return volatility and correlations are utilized to control risk and provide diversification.

The table below sets forth the Company's target asset allocation for 2005 and the actual allocations at December 31, 2004 and 2003:

	Target Allocation 2005	Actual Allocation 12/31/2004	Actual Allocation 12/31/2003
Equity	30-50%	48%	47%
Fixed Income	20-40%	26%	28%
Real Estate	0-2%	1%	1%
Other	15-25%	21%	16%
Cash	3-5%	4%	8%
Total		100%	100%

The Company expects to contribute approximately $82 million to the defined benefit pension plans during fiscal year 2006, of which approximately $67 million is voluntary.

Estimated future benefit payments for our pension plans are expected to be:

	Pension Benefits	Other Postretirement Benefits
2006	$ 52.2	$ 8.2
2007	44.5	7.6
2008	46.4	7.9
2009	48.3	7.6
2010	56.7	7.1
Years 2011-2014	291.6	28.6
	$ 539.7	$ 67.0

Commitments and contingencies

The Company leases certain facilities, office space and equipment under operating leases for varying periods. Future minimum rental payments under noncancelable operating leases with initial or remaining terms of one year or more at April 3, 2005 are as follows:

Fiscal year	
2006	$ 20.4
2007	21.0
2008	12.4
2009	10.2
2010	6.8
Thereafter	15.2
	$ 86.0

Total rent expense for all operating leases was $21.8 million, $11.0 million and $8.8 million for fiscal 2005, 2004 and 2003, respectively.

Various lawsuits arising during the normal course of business are pending against PCC. In the opinion of management, the outcome of these lawsuits, either individually or in the aggregate, will not have a material effect on PCC's consolidated financial position, results of operations, cash flows or business.

In the ordinary course of business, the Company warrants its products against defects in design, materials and workmanship over various time periods. The warranty accrual as of April 3, 2005 and March 28, 2004 is immaterial to the financial position of the Company, and the change in the accrual for fiscal 2005 is immaterial to the Company's results of operations and cash flows.

In conjunction with certain transactions, primarily divestitures, the Company may provide routine indemnifications (e.g., retention of previously existing environmental and tax liabilities) with terms that range in duration and often are not explicitly defined. Where appropriate, an obligation for such indemnifications is recorded as a liability. Because the obligated amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, the Company has not historically made significant payments for these indemnifications.

Shareholders' investment

Authorized shares of common stock without par value consisted of 300.0 million shares at April 3, 2005, March 28, 2004, and March 30, 2003. Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at April 3, 2005, March 28, 2004, and March 30, 2003.

Stock-based compensation plans

PCC has stock incentive plans for certain officers, key salaried employees and directors. The officer and employee stock incentive plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and sale of restricted stock. The Compensation Committee of the Board of Directors determines awards under the officer and employee stock incentive plans. To date, all awards under the stock incentive plans have been nonqualified stock option grants. The Committee fixes the time limit within which options may be exercised and other exercise terms. Option prices of the plans to date have been at the fair market value on the date of grant. Options become exercisable in installments from one to four years from the date of grant and generally expire ten years from the date of grant.

Summarized information relative to the Company's stock incentive plans is as follows:

	Option Shares	Average Price[1]
Outstanding at March 31, 2002	5,010,000	$ 24.27
Granted	1,689,000	20.49
Exercised	(287,000)	17.85
Expired or cancelled	(442,000)	26.95
Outstanding at March 30, 2003	5,970,000	23.31
Granted	987,000	39.81
Exercised	(2,315,000)	22.77
Expired or cancelled	(350,000)	24.69
Outstanding at March 28, 2004	4,292,000	27.29
Granted	1,011,000	63.69
Exercised	(1,236,000)	26.01
Expired or cancelled	(308,000)	29.65
Outstanding at April 3, 2005	3,759,000	37.28
Exercisable at March 30, 2003	2,748,000	23.99
Exercisable at March 28, 2004	1,515,000	24.40
Exercisable at April 3, 2005	1,278,000	26.03

(1) *Weighted average exercise price*

The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2006 to fiscal 2015. At April 3, 2005, 3,354,000 stock incentive plan shares were available for future grants.

Summarized information about stock options outstanding and exercisable at April 3, 2005, is as follows:

	Outstanding			Exercisable	
Exercise Price Range	Option Shares	Average Life[1]	Average Price[2]	Option Shares	Average Price[2]
Under $20.00	186,000	4.2	$ 14.77	186,000	$ 14.77
$20.01 to $20.39	833,000	7.6	20.39	218,000	20.39
$20.40 to $31.94	756,000	5.6	24.81	509,000	24.99
$31.95 to $39.99	973,000	7.8	38.62	360,000	36.33
Over $40.00	1,011,000	9.6	63.39	5,000	46.55
	3,759,000	7.6	$ 37.28	1,278,000	$ 26.03

(1) *Weighted average contractual life remaining in years*

(2) *Weighted average exercise price*

PCC also has an employee stock purchase plan whereby the Company is authorized to issue shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose to have up to 10 percent of their annual base earnings withheld to purchase the Company's common stock subject to limitations established in the Internal Revenue Code. The purchase price of the stock is the lower of 85 percent of the fair market value of the stock on the date of grant or on the date purchased.

Deferred stock unit award

Beginning in fiscal 2005, PCC adopted a Deferred Stock Unit Award Program, which provides for the grant of deferred stock units ("DSUs") to non-employee directors, pursuant to the 2001 Stock Incentive Plan. At a date immediately following the Annual Meeting of Shareholders, each director is granted DSUs in an amount equal to $50,000 divided by the closing price of the Company's common stock on that date. Under the terms of the program, the units vest over three years, with provisions for accelerated vesting in certain circumstances. The DSUs are settled in shares of common stock equal to the number of units in a director's account at the time of settlement, which is no earlier than upon cessation of board service. On each dividend payment date, the director will receive additional whole or fractional DSUs in an amount equal to the value of the dividends that would have been paid on the stock underlying the DSUs divided by the closing stock price on the dividend payment date. The cost of these awards is determined as the market value of the shares at the date of grant. In fiscal 2005, the Company granted 6,601 deferred stock units.

Deferred compensation plan

The Company has a deferred compensation plan wherein eligible executives may elect to defer up to 100% of their regular compensation and incentive awards, and non-employee Board members may elect to defer up to 100% of their directors compensation. The compensation deferred under this plan is credited with earnings and losses as determined by the rate of return on investments selected by the plan participants. Each participant is fully vested in all deferred compensation and those earnings that have been credited to their individual accounts. The Company's promise to pay amounts deferred under this plan is an unsecured obligation. Balances at April 3, 2005 and March 28, 2004 of approximately $40.2 million and $35.8 million, respectively, are reflected in pension and other postretirement benefits obligations in the Consolidated Balance Sheets.

Shareholder rights plan

Effective December 3, 1998, PCC declared a dividend of one preferred stock purchase right for each outstanding share of common stock of the Company to shareholders of record at the close of business on December 16, 1998. Under certain conditions, each right may be exercised to purchase 1/100 of a share of series A no par serial preferred stock at a purchase price of $200 per share, subject to adjustment. The rights will be exercisable only (i) if a person or group has acquired, or obtained the right to acquire, 15 percent or more of the outstanding shares of common stock, (ii) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock, or (iii) after the Board of Directors of PCC declares any person who owns more than 10 percent of the outstanding common stock to be an Adverse Person. Each right will entitle its holder to receive, upon exercise, common stock of the Company (or, in certain circumstances, cash, property or other securities of PCC) having a value equal to two times the exercise price of the right. If the rights become exercisable, and (i) PCC is acquired in a merger or other business combination in which PCC does not survive or in which its common stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The rights expire on December 16, 2008, and may be redeemed by PCC for $0.001 per right at any time until a determination is made that any person is an Adverse Person, or 10 days following the time that a person has acquired 15 percent or more of the outstanding common stock, or in connection with certain transactions approved by the Board of Directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of PCC.

Derivatives and hedging activities

Effective April 2, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' investment (as a component of accumulated other comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.

The $0.6 million gain relating to derivative activity in accumulated comprehensive income at April 3, 2005, is expected to be transferred to net earnings over the period when the forecasted transactions actually occur. As of April 3, 2005, the maximum term over which the Company is hedging exposures to the variability of cash flows for all forecasted and recorded transactions is fifteen months. No material gains or losses due to ineffectiveness were recognized in fiscal 2005.

The Company holds and issues derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and changes in commodity prices and interest rates. The Company documents its risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. In the normal course of business, the Company executes the following types of hedge transactions:

Fair value hedges

The Company has sales and purchase commitments denominated in foreign currencies. Foreign currency forward contracts are used to hedge against the risk of change in the fair value of these commitments attributable to fluctuations in exchange rates. Changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged.

Cash flow hedges

The Company has variable rate debt obligations that expose the Company to interest rate risk. During the third quarter of fiscal 2004, the Company terminated an interest rate swap that fixed the interest rate on a portion of the outstanding borrowings under its terminated bank credit facility. The Company has exposure from fluctuations in foreign currency exchange rates. Foreign currency forward contracts are used to hedge the variability in cash flows from forecast receipts or expenditures denominated in currencies other than the functional currency. For these cash-flow hedge transactions, changes in the fair value of the derivative instruments are reported in other comprehensive income. The gains and losses on cash flow hedge transactions that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges, which were not material for fiscal 2005, are recognized in current period earnings.

The Company believes that there is no significant credit risk associated with the potential failure of any counterparty to perform under the terms of any derivative financial instrument.

The Company formally assesses both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, the Company discontinues hedge accounting prospectively.

Segment information

The Company's operations are classified into four reportable business segments: Investment Cast Products, Forged Products, Fastener Products and Industrial Products. The change from five reportable segments to four reportable segments in the current year is the result of the reclassification of the former Fluid Management Products segment to discontinued operations and the transfer of E/One to the Industrial Products segment for all periods presented. The Company's four reportable business segments are identified separately based on fundamental differences in their operations.

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Specialty Materials and Alloys Group ("SMAG"), which was acquired with SPS in the third quarter of fiscal 2004. These businesses manufacture investment castings, or provide materials and alloys, for aircraft engines, industrial gas turbine (IGT) engines, airframes, armaments, medical prostheses and other industrial applications.

Forged Products

The Forged Products segment consists of the forging operations of Wyman-Gordon. Forged Products' sales to the aerospace and power generation markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe for the power generation and the oil and gas industries.

Fastener Products

The Fastener Products segment includes SPS' former Aerospace Fasteners and Engineered Fasteners groups that were acquired in December 2003. The businesses that comprise this segment produce fasteners, fastener systems and components for critical applications in the aerospace, automotive and industrial machinery markets.

Industrial Products

The Industrial Products segment includes J&L Fiber Services, Advanced Forming Technology (AFT), E/One and the Precision Tool Group. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry and rebuilds refiner equipment that is used in the pulping process. AFT manufactures metal-injection-moldings, metal-matrix-composites, and ThixoFormed™ components for numerous industrial applications. E/One manufactures low-pressure sewer systems and detection systems for the power generation industry. The PCC

Precision Tool Group, which consists of Reed-Rico and the SPS tool group, manufactures a broad range of cold-forming header and threader tools and dies.

The Company evaluates performance and allocates resources based on revenues, operating income and net assets employed. The accounting policies of the reportable segments are the same as those described in "Summary of Significant Accounting Policies." There are no material intersegment sales. Segment results are as follows:

Fiscal	2005	2004	2003
Net sales			
Investment Cast Products	**$ 1,360.6**	$ 1,042.8	$ 1,071.3
Forged Products	**631.7**	502.4	566.9
Fastener Products	**691.3**	181.3	–
Industrial Products	**235.4**	186.6	170.3
Consolidated net sales	**$ 2,919.0**	$ 1,913.1	$ 1,808.5
Segment operating income (loss)			
Investment Cast Products	**$ 256.0**	$ 190.4	$ 210.7
Forged Products	**76.1**	64.7	81.5
Fastener Products	**88.3**	13.5	–
Industrial Products	**42.5**	32.5	25.3
Corporate expense	**(42.6)**	(26.9)	(27.9)
Consolidated operating income	**420.3**	274.2	289.6
Restructuring and impairment	**1.6**	10.9	19.7
Other expense (income)	**–**	11.2	(14.5)
Interest expense, net	**56.6**	53.3	55.5
Consolidated income before income taxes and minority interest	**$ 362.1**	$ 198.8	$ 228.9
Total assets			
Investment Cast Products	**$ 815.8**	$ 776.5	$ 512.8
Forged Products	**938.3**	911.8	886.5
Fastener Products	**1,028.2**	828.2	–
Industrial Products	**331.2**	327.9	285.4
Corporate[1]	**455.5**	404.6	333.7
Discontinued operations	**56.0**	506.5	449.2
Consolidated total assets	**$ 3,625.0**	$ 3,755.5	$ 2,467.6
Depreciation and amortization expense			
Investment Cast Products	**$ 34.6**	$ 30.9	$ 32.0
Forged Products	**30.9**	31.2	30.9
Fastener Products	**17.8**	6.0	–
Industrial Products	**11.2**	10.6	9.9
Corporate	**2.5**	1.5	1.7
Consolidated depreciation and amortization expense	**$ 97.0**	$ 80.2	$ 74.5
Capital expenditures			
Investment Cast Products	**$ 19.5**	$ 17.0	$ 12.8
Forged Products	**20.2**	20.6	33.9
Fastener Products	**11.6**	8.9	–
Industrial Products	**8.6**	9.0	13.9
Corporate	**1.8**	0.3	0.1
Consolidated capital expenditures	**$ 61.7**	$ 55.8	$ 60.7

[1] *Corporate assets consist principally of accounts receivable (Precision Receivables Corp. established in fiscal 2000), cash and cash equivalents, deferred income taxes and other assets.*

Sales to General Electric were 16.5 percent, 22.2 percent and 29.1 percent of total sales in fiscal 2005, 2004 and 2003, respectively, as follows:

Fiscal	2005	2004	2003
Investment Cast Products	**$ 330.3**	$ 308.1	$ 357.6
Forged Products	**126.7**	110.8	166.9
Fastener Products	**22.0**	5.0	–
Industrial Products	**3.4**	1.5	2.2
	$ 482.4	$ 425.4	$ 526.7

No other customer accounted for more than 10 percent of net sales.

The Company's business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Long-lived assets consist of net property, plant and equipment and certain other tangible long-term assets of the continuing operations. Geographic Information regarding the Company's net sales and long-lived assets is as follows:

Fiscal	2005	2004	2003
United States	**$ 2,439.3**	$ 1,638.7	$ 1,541.7
United Kingdom	**312.3**	170.1	209.6
Other countries	**167.4**	104.3	57.2
Net sales	**$ 2,919.0**	$ 1,913.1	$ 1,808.5
United States	**$ 574.1**	$ 577.5	$ 457.6
United Kingdom	**91.8**	89.4	59.8
Other countries	**95.9**	95.3	71.0
Assets of discontinued operations	**12.9**	93.4	77.7
Total tangible long-lived assets	**$ 774.7**	$ 855.6	$ 666.1

Condensed Consolidating Financial Statements

Certain of the Company's subsidiaries guarantee the Company's following registered securities: $200 million 5.6% Senior Notes due 2013 and $150 million 6.75% Senior Notes due 2007. The following condensed consolidating financial statements present, in separate columns, financial information for (i) Precision Castparts Corp. (on a parent only basis) with its investment in its subsidiaries recorded under the equity method, (ii) guarantor subsidiaries that guarantee the Company's public and private notes and bank credit facilities, on a combined basis, with any investments in non-guarantor subsidiaries recorded under the equity method, (iii) direct and indirect non-guarantor subsidiaries on a combined basis, (iv) the eliminations necessary to arrive at the information for the Company and its subsidiaries on a consolidated basis, and (v) the Company on a consolidated basis, in each case as of April 3, 2005 and March 28, 2004 and for the three fiscal years ended April 3, 2005, March 28, 2004 and March 30, 2003. The Notes are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. The guarantor subsidiaries include the Company's domestic subsidiaries within the Investment Cast Products, Forged Products, Fastener Products and Industrial Products segments that are 100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h)(1) of Regulation S-X. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to the Company. The condensed consolidating financial statements are presented herein, rather than separate financial statements for each of the guarantor subsidiaries, because management believes that separate financial statements relating to the guarantor subsidiaries are not material to investors.

Condensed Consolidating Statements of Income

Year Ended April 3, 2005	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ –	$ 2,318.7	$ 662.5	$ (62.2)	$ 2,919.0
Cost of goods sold	–	1,786.2	541.4	(62.2)	2,265.4
Selling and administrative expenses	42.7	139.2	51.4	–	233.3
Restructuring and impairment	–	1.7	(0.1)	–	1.6
Other expense (income)	(12.1)	–	12.1	–	–
Interest expense (income), net	16.1	50.1	(9.6)	–	56.6
Equity in earnings of subsidiaries	(22.0)	(57.7)	–	79.7	–
Income (loss) before income tax and minority interest	(24.7)	399.2	67.3	(79.7)	362.1
Income tax (benefit) expense	(23.0)	128.4	15.9	–	121.3
Minority interest	–	(0.1)	(1.2)	–	(1.3)
Net income (loss) from continuing operations	(1.7)	270.7	50.2	(79.7)	239.5
Net loss from discontinued operations	–	(0.2)	(241.0)	–	(241.2)
Net income (loss)	$ (1.7)	$ 270.5	$ (190.8)	$ (79.7)	$ (1.7)

Condensed Consolidating Statements of Income

Year Ended March 28, 2004	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ –	$ 1,555.4	$ 381.4	$ (23.7)	$ 1,913.1
Cost of goods sold	–	1,190.6	318.0	(23.7)	1,484.9
Selling and administrative expenses	26.5	89.9	37.6	–	154.0
Restructuring and impairment	(1.1)	3.7	8.3	–	10.9
Other expense (income)	1.0	–	10.2	–	11.2
Interest expense (income), net	17.4	39.3	(3.4)	–	53.3
Equity in earnings of subsidiaries	(120.2)	14.8	–	105.4	–
Income (loss) before income tax and minority interest	76.4	217.1	10.7	(105.4)	198.8
Income tax (benefit) expense	(41.5)	109.9	2.1	–	70.5
Minority interest	–	–	(1.4)	–	(1.4)
Net income (loss) from continuing operations	117.9	107.2	7.2	(105.4)	126.9
Net loss from discontinued operations	–	–	(9.0)	–	(9.0)
Net income (loss)	$ 117.9	$ 107.2	$ (1.8)	$ (105.4)	$ 117.9

Condensed Consolidating Statements of Income

Year Ended March 30, 2003	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ -	$ 1,511.1	$ 314.0	$ (16.6)	$ 1,808.5
Cost of goods sold	-	1,151.2	256.8	(16.6)	1,391.4
Selling and administrative expenses	27.1	76.2	24.2	-	127.5
Provision for restructuring	0.8	7.5	11.4	-	19.7
Other (income) expense	(12.0)	(14.5)	12.0	-	(14.5)
Interest expense (income), net	22.2	42.4	(9.1)	-	55.5
Equity in earnings of subsidiaries	(134.9)	(2.6)	-	137.5	-
Income (loss) before income tax and minority interest	96.8	250.9	18.7	(137.5)	228.9
Income tax (benefit) expense	(27.5)	113.4	(8.5)	-	77.4
Minority interest	-	-	(0.9)	-	(0.9)
Net income (loss) from continuing operations	124.3	137.5	26.3	(137.5)	150.6
Net loss from discontinued operations	-	(19.4)	(6.9)	-	(26.3)
Net income (loss)	$ 124.3	$ 118.1	$ 19.4	$ (137.5)	$ 124.3

Condensed Consolidating Balance Sheets

April 3, 2005	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 84.4	$ 2.5	$ 67.0	$ -	$ 153.9
Receivables, net	0.1	293.3	358.0	(243.2)	408.2
Inventories	-	381.6	149.7	-	531.3
Prepaid expenses	4.1	3.4	10.0	-	17.5
Income tax receivable	9.3	-	0.2	(0.2)	9.3
Deferred income taxes	-	45.2	10.2	(0.4)	55.0
Discontinued operations	-	13.6	49.9	(25.6)	37.9
Total current assets	97.9	739.6	645.0	(269.4)	1,213.1
Property, plant and equipment, net	2.5	472.7	217.3	-	692.5
Goodwill	-	1,152.1	424.0	-	1,576.1
Deferred income taxes	20.2	-	23.9	(27.3)	16.8
Investments in subsidiaries	2,620.1	287.4	-	(2,907.5)	-
Other assets	79.2	20.4	8.8	-	108.4
Discontinued operations	-	-	18.1	-	18.1
	$2,819.9	$ 2,672.2	$ 1,337.1	$ (3,204.2)	$ 3,625.0
Liabilities and Shareholders Investment					
Current liabilities:					
Short-term borrowings	$ -	$ -	$ 6.0	$ -	$ 6.0
Long-term debt currently due	35.3	1.1	1.9	-	38.3
Accounts payable	71.1	348.9	161.2	(268.8)	312.4
Accrued liabilities	32.6	211.7	77.1	(1.1)	320.3
Income taxes payable	69.6	-	20.0	(0.2)	89.4
Deferred income taxes	0.4	-	-	(0.4)	-
Discontinued operations	-	-	13.3	-	13.3
Total current liabilities	209.0	561.7	279.5	(270.5)	779.7
Long-term debt	780.6	10.0	8.1	-	798.7
Deferred income taxes	-	27.3	-	(27.3)	-
Pension and other postretirement benefit obligations	49.9	109.5	46.1	-	205.5
Other long-term liabilities	-	36.4	19.3	-	55.7
Discontinued operations			5.0	-	5.0
Shareholders' investment:					
Common stock and paid-in capital	839.6	1,836.9	978.7	(2,815.6)	839.6
Retained earnings	951.8	144.9	(45.9)	(99.0)	951.8
Accumulated other comprehensive loss	(11.0)	(54.5)	46.3	8.2	(11.0)
Total shareholders' investment	1,780.4	1,927.3	979.1	(2,906.4)	1,780.4
	$2,819.9	$ 2,672.2	$ 1,337.1	$ (3,204.2)	$ 3,625.0

Condensed Consolidating Balance Sheets

March 28, 2004	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations/ Reclassifications	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 33.2	$ –	$ 47.1	$ –	$ 80.3
Receivables, net	315.1	87.8	283.7	(297.6)	389.0
Inventories	–	329.9	123.7	–	453.6
Prepaid expenses	3.3	3.6	9.4	–	16.3
Income tax receivable	29.0	8.4	–	(8.4)	29.0
Deferred income taxes	–	52.3	12.2	(6.6)	57.9
Discontinued operations	–	2.2	160.3	–	162.5
Total current assets	380.6	484.2	636.4	(312.6)	1,188.6
Property, plant and equipment, net	0.9	478.5	225.0	–	704.4
Goodwill	–	1,001.9	399.9	–	1,401.8
Deferred income taxes	34.2	–	60.8	(73.3)	21.7
Investments in subsidiaries	2,412.9	283.9	–	(2,696.8)	–
Other assets	73.2	13.8	8.0	–	95.0
Discontinued operations	–	2.7	341.3	–	344.0
	$2,901.8	$ 2,265.0	$ 1,671.4	$ (3,082.7)	$ 3,755.5
Liabilities and Shareholders Investment					
Current liabilities:					
Short-term borrowings	$ –	$ –	$ 14.8	$ –	$ 14.8
Long-term debt currently due	235.9	0.6	2.0	–	238.5
Accounts payable	3.4	367.8	141.1	(257.1)	255.2
Accrued liabilities	31.5	179.2	74.7	(1.1)	284.3
Income taxes payable	39.6	–	3.1	(8.4)	34.3
Deferred income taxes	6.6	–	–	(6.6)	–
Discontinued operations	–	16.0	111.3	(40.5)	86.8
Total current liabilities	317.0	563.6	347.0	(313.7)	913.9
Long-term debt	801.0	11.3	10.7	–	823.0
Pension and other postretirement benefit obligations	69.2	102.7	58.5	–	230.4
Deferred income taxes	–	73.3	–	(73.3)	–
Other long-term liabilities	–	39.9	16.8	–	56.7
Discontinued operations	–	–	16.9	–	16.9
Shareholders' investment:					
Common stock and paid-in capital	782.4	1,644.1	1,055.8	(2,699.9)	782.4
Retained earnings	961.2	(125.6)	144.9	(19.3)	961.2
Accumulated other comprehensive loss	(29.0)	(44.3)	20.8	23.5	(29.0)
Total shareholders' investment	1,714.6	1,474.2	1,221.5	(2,695.7)	1,714.6
	$2,901.8	$ 2,265.0	$ 1,671.4	$ (3,082.7)	$ 3,755.5

Condensed Consolidating Statements of Cash Flows

Year Ended April 3, 2005	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided (used) by operating activities	$ 247.7	$ (7.3)	$ 91.0	$ 31.4	$ 362.8
Acquisitions of businesses	–	(190.7)	(1.4)	–	(192.1)
Capital expenditures	(1.8)	(42.1)	(17.8)	–	(61.7)
Investments in subsidiaries	(174.1)	247.0	–	(72.9)	–
Dispositions of business and other	164.2	5.8	4.2	–	174.2
Net cash (used) provided by investing activities	(11.7)	20.0	(15.0)	(72.9)	(79.6)
Repayment of long-term debt	(221.0)	(0.8)	(2.7)	–	(224.5)
Net change in short-term borrowings	–	–	(5.8)	–	(5.8)
Common stock issued	41.2	–	–	–	41.2
Cash dividends	(7.7)	–	–	–	(7.7)
Other	2.7	(9.5)	(43.1)	41.5	(8.4)
Net cash (used) provided by financing activities	(184.8)	(10.3)	(51.6)	41.5	(205.2)
Effect of exchange rate changes on cash and cash equivalents	–	–	6.5	–	6.5
Net cash provided (used) by discontinued operations	–	0.1	(11.0)	–	(10.9)
Net increase in cash and cash equivalents	51.2	2.5	19.9	–	73.6
Cash and cash equivalents at beginning of year	33.2	–	47.1	–	80.3
Cash and cash equivalents at end of year	$ 84.4	$ 2.5	$ 67.0	$ –	$ 153.9

Condensed Consolidating Statements of Cash Flows

Year Ended March 28, 2004	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$ 23.5	$ 66.1	$ 25.0	$ 45.5	$ 160.1
Acquisitions of businesses	(280.9)	–	–	–	(280.9)
Capital expenditures	(0.3)	(34.9)	(20.6)	–	(55.8)
Investments in subsidiaries	(8.0)	(2.5)	–	10.5	–
Dispositions of business and other	25.2	7.5	(1.3)	–	31.4
Net cash (used) provided by investing activities	(264.0)	(29.9)	(21.9)	10.5	(305.3)
Issuance of long-term debt	500.0	–	–	–	500.0
Repayment of long-term debt	(262.7)	(0.1)	0.4	–	(262.4)
Net change in short-term borrowings	–	–	(65.6)	–	(65.6)
Common stock issued	59.5	–	–	–	59.5
Cash dividends	(6.4)	–	–	–	(6.4)
Other	(24.2)	(36.3)	77.7	(56.0)	(38.8)
Net cash provided (used) by financing activities	266.2	(36.4)	12.5	(56.0)	186.3
Effect of exchange rate changes on cash and cash equivalents	–	–	0.8	–	0.8
Net cash provided by discontinued operations	–	0.1	9.6	–	9.7
Net increase (decrease) in cash and cash equivalents	25.7	(0.1)	26.0	–	51.6
Cash and cash equivalents at beginning of year	7.5	0.1	21.1	–	28.7
Cash and cash equivalents at end of year	$ 33.2	$ –	$ 47.1	$ –	$ 80.3

Condensed Consolidating Statements of Cash Flows

Year Ended March 30, 2003	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided (used) by operating activities	$ 156.9	$ 156.9	$ 81.0	$ (143.8)	$ 251.0
Capital expenditures	(0.1)	(41.5)	(19.1)	–	(60.7)
Investments in subsidiaries	4.9	(141.1)	–	136.2	–
Dispositions of businesses and other	–	(2.1)	7.7	–	5.6
Net cash provided (used) by investing activities	4.8	(184.7)	(11.4)	136.2	(55.1)
Repayment of long-term debt	(132.0)	(0.1)	(0.3)	–	(132.4)
Net change in short-term borrowings	–	–	(74.7)	–	(74.7)
Common stock issued	13.4	3.1	–	(3.1)	13.4
Cash dividends	(6.3)	–	(7.0)	7.0	(6.3)
Other	(45.4)	25.6	3.8	6.0	(10.0)
Net cash (used) provided by financing activities	(170.3)	28.6	(78.2)	9.9	(210.0)
Effect of exchange rate changes on cash and cash equivalents	–	–	5.1	–	5.1
Net cash used by discontinued operations	–	(0.7)	0.3	–	(0.4)
Net (decrease) increase in cash and cash equivalents	(8.6)	0.1	(3.2)	2.3	(9.4)
Cash and cash equivalents at beginning of year	16.1	–	24.3	(2.3)	38.1
Cash and cash equivalents at end of year	$ 7.5	$ 0.1	$ 21.1	$ –	$ 28.7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Precision Castparts Corp.:

We have completed an integrated audit of Precision Castparts Corp.'s 2005 consolidated financial statements and of its internal control over financial reporting as of April 3, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Precision Castparts Corp. and its subsidiaries at April 3, 2005 and March 28, 2004, and the results of their operations and their cash flows for each of the three years in the period ended April 3, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of April 3, 2005 based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 3, 2005, based on criteria established in *Internal Control–Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Air Industries Corporation from its assessment of internal control over financial reporting as of April 3, 2005 because it was acquired by the Company in a purchase business combination during 2005. We have also excluded Air Industries Corporation from our audit of internal control over financial reporting. Air Industries Corporation is a wholly-owned subsidiary whose total assets and total revenues represent $201.8 million and $4.4 million, respectively, of the related consolidated financial statement amounts as of and for the year ended April 3, 2005.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Portland, Oregon
June 16, 2005

Quarterly Financial Information[1]

(Unaudited)
(In millions, except per share data)

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[2]
Net sales	$ 668.1	$ 697.5	$ 743.9	$ 809.5
Gross profit	$ 149.1	$ 160.2	$ 168.1	$ 176.2
Net income (loss):				
Continuing operations	$ 50.5	$ 57.2	$ 62.1	$ 69.7
Discontinued operations	3.1	(240.2)	(0.4)	(3.7)
	$ 53.6	$ (183.0)	$ 61.7	$ 66.0
Net income (loss) per share-basic:				
Continuing operations	$ 0.78	$ 0.88	$ 0.95	$ 1.06
Discontinued operations	0.05	(3.70)	(0.01)	(0.06)
	$ 0.83	$ (2.82)	$ 0.94	$ 1.00
Net income (loss) per share-diluted:				
Continuing operations	$ 0.77	$ 0.86	$ 0.93	$ 1.04
Discontinued operations	0.04	(3.62)	–	(0.06)
	$ 0.81	$ (2.76)	$ 0.93	$ 0.98
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 53.17	$ 60.22	$ 67.45	$ 78.39
Low	$ 42.14	$ 50.95	$ 58.49	$ 63.00
End	$ 52.95	$ 59.92	$ 65.68	$ 76.00

2004	1st Quarter	2nd Quarter[3]	3rd Quarter[4]	4th Quarter[5]
Net sales	$ 413.4	$ 412.5	$ 450.2	$ 637.0
Gross profit	$ 89.9	$ 97.6	$ 101.6	$ 139.1
Net income (loss):				
Continuing operations	$ 32.8	$ 27.3	$ 25.7	$ 41.1
Discontinued operations	1.5	(12.8)	2.1	0.2
	$ 34.3	$ 14.5	$ 27.8	$ 41.3
Net income (loss) per share-basic:				
Continuing operations	$ 0.62	$ 0.52	$ 0.46	$ 0.64
Discontinued operations	0.03	(0.25)	0.04	–
	$ 0.65	$ 0.27	$ 0.50	$ 0.64
Net income (loss) per share-diluted:				
Continuing operations	$ 0.61	$ 0.51	$ 0.45	$ 0.63
Discontinued operations	0.03	(0.24)	0.04	–
	$ 0.64	$ 0.27	$ 0.49	$ 0.63
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 31.15	$ 36.80	$ 45.90	$ 49.18
Low	$ 23.83	$ 30.50	$ 35.10	$ 42.00
End	$ 30.56	$ 34.90	$ 45.72	$ 43.02

[1] *Historical amounts have been restated to present certain businesses as discontinued operations.*

[2] *The fourth quarter of fiscal 2005 includes a $1.6 million charge for costs associated with restructuring and impairment activities within the Investment Cast Products, Forged Products and Industrial Products segments.*

[3] *The second quarter of fiscal 2004 includes an $8.4 million charge for costs associated with restructuring activities within the Investment Cast Products and Forged Products segments.*

[4] *The third quarter of fiscal 2004 includes other expense of $11.2 million associated with the write-off of unamortized bank fees in connection with the SPS acquisition.*

[5] *The fourth quarter of fiscal 2004 includes a $1.2 million charge for costs associated with restructuring activities within the Industrial Products segment. The fourth quarter also includes an impairment charge of $1.3 million related to the restructuring.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

We maintain disclosure controls and procedures that are designed with the objective of providing reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of the Company's management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of April 3, 2005.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Chief Executive Officer and Chief Financial Officer Certifications

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, in September 2004, the Company's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework. Based on our assessment using that criteria, our management concluded that, as of April 3, 2005, the Company's internal control over financial reporting was effective.

On March 8, 2005, PCC acquired Air Industries Corporation (AIC) in a purchase business combination. Management has excluded AIC from its assessment of internal control over financial reporting as of April 3, 2005 because AIC is a wholly-owned subsidiary whose assets and total revenues represent $201.8 million and $4.4 million, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended April 3, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of April 3, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

ITEM 9B. OTHER

None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to Directors of the Company is incorporated herein by reference to "Proposal 1: Election of Directors" continuing through "Board of Directors and Committees" and to "Audit Committee Disclosure" in our Proxy Statement to be filed for the 2005 Annual Meeting of Shareholders of the Registrant. The information required by this item with respect to our executive officers follows Part I, Item 4 of this document.

Information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed for the 2005 Annual Meeting of Shareholders of the Registrant.

The Company has adopted a code of ethics that applies to the Registrants principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has posted this Code of Business Conduct and Ethics on the PCC Corporate Center at www.precast.com.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to Executive Compensation is incorporated herein by reference to "Compensation of Executive Officers" and to "Director Compensation and Stock Ownership Guidelines" in the Proxy Statement to be filed for the 2005 Annual Meeting of Shareholders of the Registrant.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is incorporated herein by reference to "Security Ownership of Certain Beneficial Owners," "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in the Proxy Statement to be filed for the 2005 Annual Meeting of Shareholders of the Registrant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to Principal Accounting Fees and Services is incorporated herein by reference to "Principal Accounting Firm Fees" in the Proxy Statement to be filed for the 2005 Annual Meeting of Shareholders of the Registrant.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a)(1) Financial Statements

The following consolidated financial statements of Precision Castparts Corp. are included in "Item 8. Financial Statements and Supplementary Data."

Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders' Investment
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

(a)(2) Financial Statement Schedule

The following schedule is filed as part of this report:

Schedule II-Valuation and Qualifying Accounts

(a)(3) Exhibits

3.1	-	Restated Articles of Incorporation of Precision Castparts Corp. as amended. (Incorporated herein by reference to Exhibit (3)A in the Form 10-K filed June 11, 2002.) (File number 1-10348)
3.2	-	Bylaws of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3.2 in the Form 10-K filed June 14, 2004.) (File number 1-10348)
4.1	-	Indenture dated December 17, 1997 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit (4)A to the Form 10-K filed June 26, 1998) (File number 1-10348)
4.2	-	Officers' Certificate dated December 17, 1997 pursuant to Indenture dated December 17, 1997 (Incorporated herein by reference to Exhibit (4)B to the Form 10-K filed June 11, 2002) (File number 1-10348)
4.3	-	First Supplemental Indenture dated as of June 30, 2001 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit 4.6 to the Form S-4 filed September 23, 2003) (File number 333-109033)
4.4	-	PCC Guarantee of Subsidiaries dated July 1, 2001 (Incorporated herein by reference to Exhibit (4)E to the Form 10-K filed June 11, 2002.) (File number 1-10348)
4.5	-	Second Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.2 to the Form 10-Q filed February 11, 2004) (File number 1-10348)
4.6	-	Third Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.3 to the Form 10-Q filed February 11, 2004) (File number 1-10348)
4.7	-	Fourth Supplemental Indenture dates as of March 22, 2005 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and Air Industries Company, LLC
4.8	-	Form of 5.60% Senior Note due 2013 (Incorporated herein by reference to Exhibit A to Exhibit 4.7 to the Form S-4 filed March 25, 2004) (File number 333-113920) (Incorporated herein by reference to Exhibit A to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.) (File number 1-10348)
4.9	-	Form of Notation of Guarantee (Incorporated herein by reference to Exhibit E to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.) (File number 1-10348)
4.10	-	Registration Rights Agreement dated as of December 9, 2003 among PCC, the guarantors named therein and the initial purchasers named therein (incorporated herein by reference to Exhibit 4.6 to the Form 10-Q filed February 11, 2004) (File number 1-10348)
4.11	-	Amended and Restated Note Purchase Agreement dated as of December 9, 2003 among PCC and the Holders named therein (Incorporated herein by reference to Exhibit 4.7 to the Form 10-Q filed February 11, 2004.) (File number 1-10348)
4.12	-	Guaranty Joinder Agreement dated as of March 25, 2005 by Air Industries Company, LLC
4.13	-	Form of Rights Agreement, dated as of December 3, 1998, between Precision Castparts Corp. and the Bank of New York (Incorporated by reference to Exhibit 4.1 in the Form 8-K filed December 4, 1998)(File No. 1-10348)
10.1	-	Precision Castparts Corp. Non-Employee Directors' Stock Option Plan (Incorporated herein by reference to Exhibit (10)B in the Form 10-Q filed August 8, 1997.) (File number 1-10348)
10.2	-	Precision Castparts Corp. 1994 Stock Incentive Plan, as amended (Incorporated by reference to Appendix A in the Company's June 28, 1999 Proxy Statement)(File number 1-10348)
10.3	-	Precision Castparts Corp. Non-employee Directors' Deferred Compensation Plan dated January 1, 1995, 2003 Restatement. (Incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed February 11, 2004.) (File number 1-10348)
10.4	-	Precision Castparts Corp. Executive Deferred Compensation Plan dated January 1, 1995, 2003 Restatement. (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed February 11, 2004.) (File number 1-10348)
10.5	-	Precision Castparts Corp. Executive Performance Compensation Plan (Incorporated herein by reference to Exhibit A in Registrant's July 8, 2002 Definitive Proxy Statement.) (File number 1-10348)
10.6	-	Form of Change of Control Agreement for Officers and Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit (10)H to the Form 10-K filed June 12, 2001). (File number 1-10348)
10.7	-	Precision Castparts Corp. Supplemental Executive Retirement Program, Level One, 1998 Restatement, dated January 1, 1998, conformed through amendment No.3. (Incorporated herein by reference to Exhibit 10.7 in the Form 10-K filed June 14, 2004.) (File number 1-10348)

10.8 – Precision Castparts Corp. Supplemental Executive Retirement Program, Level Two, 1998 Restatement, dated January 1, 1998, conformed through amendment No.3. (Incorporated herein by reference to Exhibit 10.8 in the Form 10-K filed June 14, 2004.) (File number 1-10348)

10.9 – Precision Castparts Corp. 1998 Employee Stock Purchase Plan, as amended (Incorporated herein by reference to Exhibit 10.9 in the Form 10-K filed June 14, 2004.) (File number 1-10348)

10.10 – Credit Agreement dated as of December 9, 2003 among Precision Castparts Corp., Bank of America, N.A. as Administrative Agent and Letter of Credit Issuing Bank and The Other Financial Institutions Party thereto (Incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed February 11, 2004) (File number 1-10348)

10.11 – Amendment No. 1, dated as of January 27, 2005, to Credit Agreement dated as of December 9, 2003 among Precision Castparts Corp., Bank of America, N.A. as Administrative Agent and The Other Financial Institutions Party thereto (Incorporated herein by reference to Exhibit 10.1 in the Form 10-Q filed February 11, 2005.) (File number 1-10348)

10.12 – Guaranty Agreement dated as of December 9, 2003 and supplemented as of April 7, 2005 among the Bank of America, N.A. and the subsidiaries of Precision Castparts Corp. named therein

10.13 – Form of Indemnity Agreement for Officers and Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit (10)M in the Form 10-K filed June 12, 2001.) (File number 1-10348)

10.14 – Amended and Restated Credit and Security Agreement dated as of April 7, 2005 among Precision Receivables Corp., as Borrower, Precision Castparts Corp., as Initial Servicer, Blue Ridge Asset Funding Corporation, as a Lender and Wachovia Bank, N.A., individually and as Agent (Incorporated herein by reference to Exhibit (10) in the Form 10-Q filed February 14, 2001.) (File number 1-10348)

10.15 – 2001 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.14 in the Form 10-K filed June 14, 2004.) (File number 1-10348)

10.16 – 1999 Non-Qualified Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 3.2 in the Form 10-K filed June 14, 2004.) (File number 1-10348)

10.17 – Non-Employee Directors Deferred Stock Unit Program (Incorporated herein by reference to Exhibit 10.16 in the Form 10-K filed June 14, 2004.) (File number 1-10348)

10.18 – Peter Waite employment agreement, dated as of February 24, 2005

11.1 – Calculation of Earnings Per Share for the Year Ended April 3, 2005*

21.1 – Subsidiaries of Precision Castparts Corp.

23.1 – Consent of Independent Accountants

31.1 – Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 – Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 – Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 – Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* *Information required to be presented in Exhibit 11 is included in the "Earnings per Share" note in "Item 8. Notes to the Consolidated Financial Statements."*

(b) See a(3) above.

(c) See a(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION CASTPARTS CORP.

By: /s/ MARK DONEGAN

Mark Donegan
Chairman and
Chief Executive Officer

Dated: June 17, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
As officers or directors of PRECISION CASTPARTS CORP.		
/s/ MARK DONEGAN Mark Donegan	Chairman and Chief Executive Officer	June 17, 2005
/s/ WILLIAM D. LARSSON William D. Larsson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 17, 2005
/s/ PETER R. BRIDENBAUGH Peter R. Bridenbaugh	Director	June 17, 2005
/s/ DEAN T. DUCRAY Dean T. DuCray	Director	June 17, 2005
/s/ DON R. GRABER Don R. Graber	Director	June 17, 2005
/s/ VERNON E. OECHSLE Vernon E. Oechsle	Director	June 17, 2005
/s/ BYRON O. POND, JR. Byron O. Pond, Jr.	Director	June 17, 2005
/s/ STEVEN G. ROTHMEIER Steven G. Rothmeier	Director	June 17, 2005
/s/ J. FRANK TRAVIS J. Frank Travis	Director	June 17, 2005

SCHEDULE II

Precision Castparts Corp. and Subsidiaries
Valuation and Qualifying Accounts
For the years ended
(000's Omitted)

Column A	Column B	Column C		Column D	Column E
		Additions			
Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Business Acquisitions	Deductions	Balance at End of Period
Deducted from assets to which they apply:					
Reserve for doubtful accounts:					
March 30, 2003	$ 3,000	$ 2,300	$ –	$ 2,000[1]	$ 3,300
March 28, 2004	$ 3,300	$ 3,400	$ 4,300	$ 2,400[1]	$ 8,600
April 3, 2005	$ 8,600	$ 2,900	$ 500	$ 7,000[1]	$ 5,000
Deferred tax asset valuation allowance:					
March 30, 2003	$ 3,500	$ 1,600[2]	$ –	$ 100[3]	$ 5,000
March 28, 2004	$ 5,000	$ 2,900[2]	$ 3,900	$ 2,100	$ 9,700
April 3, 2005	$ 9,700	$ 3,800[2]	$ –	$ 2,100	$ 11,400

(1) *Write-off of bad debts.*
(2) *Establishment of valuation allowances for capital loss carry-forwards or operating loss carry-forwards.*
(3) *Reduction of valuation allowance for operating loss carry-forwards utilized.*

Five-Year Summary of Selected Financial Data

(Unaudited)

(In millions, except employee, shareholder and per share data)	2005	2004	2003	2002	2001
Net sales	$2,919.0	$1,913.1	$1,808.5	$2,191.3	$1,997.1
Net income:					
Continuing operations	$ 239.5	$ 126.9	$ 150.6	$ 71.4	$ 127.7
Net income	$ (1.7)	$ 117.9	$ 124.3	$ 42.4	$ 124.9
Net income excluding goodwill amortization	$ (1.7)	$ 117.9	$ 124.3	$ 69.3	$ 151.7
Return on sales from continuing operations	8.2%	6.6%	8.3%	3.3%	6.4%
Return on beginning shareholders' investment from continuing operations	14.0%	12.0%	15.8%	7.9%	16.5%
Net income per common share (basic):					
Continuing operations	$ 3.67	$ 2.25	$ 2.87	$ 1.38	$ 2.55
Net income	$ (0.03)	$ 2.09	$ 2.37	$ 0.82	$ 2.50
Net income excluding goodwill amortization	$ (0.03)	$ 2.09	$ 2.37	$ 1.34	$ 3.03
Net income per common share (diluted):					
Continuing operations	$ 3.60	$ 2.20	$ 2.84	$ 1.37	$ 2.51
Net income	$ (0.03)	$ 2.05	$ 2.35	$ 0.81	$ 2.45
Net income excluding goodwill amortization	$ (0.03)	$ 2.05	$ 2.35	$ 1.33	$ 2.98
Cash dividends declared per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Average shares of common stock outstanding	65.3	56.4	52.4	51.6	50.0
Working capital	$ 433.4	$ 274.7	$ 161.1	$ 151.4	$ 199.6
Total assets	$3,625.0	$ 3755.5	$ 2,467.6	$2,565.7	$ 2,573.9
Total debt	$ 843.0	$ 1,077.5	$ 692.1	$ 901.5	$1,052.7
Total equity	$ 1,780.4	$ 1,714.6	$1,061.7	$ 951.8	$ 901.8
Total debt as a percent of total debt and equity	32.1%	38.6%	39.5%	48.6%	53.9%
Book value per share	$ 26.77	$ 29.77	$ 20.03	$ 18.23	$ 17.58
Capital expenditures[1]	$ 67.6	$ 68.0	$ 71.3	$ 125.3	$ 90.2
Number of employees[2]	15,384	16,672	11,866	13,813	14,288
Number of shareholders of record	5,633	5,429	5,685	6,143	5,691

[1] Includes capital expenditures of discontinued operations
[2] Includes employees of discontinued operations

Design: Graphic Solutions

Annual Meeting

Date: Wednesday, August 17, 2005
Time: 9:00 a.m.
Place: Embassy Suites
The Queen Marie Ballroom,
Mezzanine Level
319 SW Pine Street
Portland, OR 97204

Financial Information

Shareholders may receive copies of the Company's financial information (annual report, 10-K, 10-Q, proxy) filed with the Securities and Exchange Commission, as well as quarterly earnings releases, free of charge by calling Investor Relations at (503) 417-4850 or sending an email to info@precastcorp.com. This information may also be downloaded from the PCC Corporate Center at www.precast.com.

Common Stock

Precision Castparts Corp. Common Stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange, and the Philadelphia Stock Exchange.

Investor Relations

Dwight E. Weber
Director of Communications

Transfer Agent

The Bank of New York
1 (800) 524-4458
Address shareholder inquiries to:
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, NY 10286
email: shareowners@bankofny.com

Independent Accountants

PricewaterhouseCoopers LLP

General Counsel

Stoel Rives LLP

Home Page Address

www.precast.com

Affirmative Action Statement

Precision Castparts Corp. is an equal opportunity affirmative action employer committed to recruit, hire, upgrade, train, and promote in all job categories without regard to race, color, religion, sex, national origin, age, disability, or status as a disabled veteran or a veteran of the Vietnam Era.



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